SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Woori Finance Holdings Co., Ltd.

(Translation of Registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea 100-792

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No       X

Summary of 2008 1Q Business Report

		a.	Independent Auditor	26
		b.	Auditor’s audit or review opinion	26
	2.	Compensation to the Independent Auditor for the Past Three Years		26
		a.	Audit/Review Service	26
		b.	Compensation for Services Other than the Audit/Review	26

V.	Corporate Governance and Affiliated Companies			27

	1.	Overview of Corporate Governance		27
		a.	About the Board of Directors	27
	2.	Related Companies		34
	3.	Investments in Other Companies		35

VI.	Stock Information			36

	1.	Stock Distribution		36
		a.	Stock Information of the Largest Shareholder and Specially-Related Parties	36
		b.	Share Ownership of More Than 5%	36
		c.	Shareholder Distribution	36
	2.	Stock Price and Stock Market Performance for the Past Six Months		37
		a.	Domestic Stock Market	37
		b.	Foreign Stock Market (NYSE)	37

VII.	Directors and Employee Information			38

	1.	Directors		38
	2.	Employee Status		38
	3.	Labor Union Membership		38
	4.	Number of Professional Personnel		38

VIII.	Related Party Transactions			39

	1.	Transactions with Affiliated Parties		39
		a.	Capital Contribution Transactions	39

Exhibit A- Financial Statements

All financial information contained in this document (including the attached financial statements) have been prepared accordance with generally accepted accounting principles in Korea, which differ in certain important respects from generally accepted accounting principles in the United States.

I.	Company Overview

1.	Purpose of the Company

a.	Scope of Business

Acquisition/ownership of shares in companies that are engaged in financial services or are closely related to financial services, as well as the governance and/or management of such companies.

(1)	Corporate Management

1.	Setting management targets for and approving business plans of the subsidiaries;

2.	Evaluation of the subsidiaries’ business performance and establishment of compensation levels;

3.	Formulation of corporate governance structures of the subsidiaries;

4.	Inspection of operation and assets of the subsidiaries; and

5.	Other activities complementary to the items mentioned in numbers 1 to 4.

(2)	Corporate Management Support Activities

1.	Funding for the affiliate companies (including direct and indirect subsidiaries, the “Affiliates”);

2.	Capital investment in subsidiaries or procurement of funds for the Affiliates;

3.	Joint development, marketing and use of facilities and computer system with the Affiliates; and

4.	Activities ancillary to the above items, for which authorization, permission or approval is not required under the relevant laws and regulations.

(3)	All activities directly or indirectly related to the items listed above.

b.	Scope of Business of Subsidiaries

(1)	Woori Bank

1.	Primary Businesses

•	Banking business

•	Ancillary business

2.	Supplementary Businesses

•	Trust business

•	Credit card business

•	Other authorized businesses

(2)	Kwangju Bank

1.	Primary Businesses

•	Banking business

•	Ancillary business

2.	Supplementary Businesses

•	Trust business

•	Credit card business

•	Other authorized businesses

(3)	Kyongnam Bank

1.	Primary Businesses

•	Banking business

•	Ancillary business

2.	Supplementary Businesses

•	Trust business

•	Credit card business

•	Other authorized businesses

(4)	Woori Investment & Securities

1.	Securities dealing;

2.	Consignment sales of securities;

3.	Brokering and/or proxy transactions of securities;

4.	Underwriting of securities;

5.	Offering of securities;

6.	Conscription for securities sales;

7.	Brokering of securities in domestic and overseas securities markets;

8.	Credit services related to securities trading;

9.	Securities-backed loans;

10.	Lending of securities;

11.	Securities saving services;

12.	Rating of securities and equity stakes;

13.	Payment guarantees for principal and interests of corporate bonds;

14.	Trustee services for bond offerings;

15.	Trading and brokering of marketable certificates of deposits;

16.	Lottery sales;

17.	Real estate leasing;

18.	Lending of securities, and related brokerage, arrangement and agency services;

19.	Trading of leased securities and related brokerage, arrangement and agency services;

20.	Depositary of securities;

21.	Asset management and trustee services for securitization specialty companies under asset securitization regulations;

22.	Securities dealing in the ECN market;

23.	Underwriting, brokerage and agency services for securities issued on a private placement basis;

24.	Leasing and sales of IT systems and software related to securities business;

25.	Advertisement in the form of electronic document through communication network;

26.	Other businesses and activities related to the items listed above; and

27.	Other businesses approved by relevant regulatory agencies.

(5)	Woori Credit Suisse Asset Management

1.	Creation/cancellation of investment trusts;

2.	Management of investment trust assets;

3.	Management of mutual funds;

4.	Sales and redemption of indirect investment securities;

5.	Investment advisory;

6.	Investment executions;

7.	Administration of invested companies;

8.	Futures trading;

9.	Call trading;

10.	Bill purchases;

11.	Domestic and global economy and capital markets research;

12.	Securities dealing;

13.	Publishing investment related books;

14.	Real estate leasing;

15.	Other activities approved by the Indirect Investment Asset Management Business Act; and

16.	Other businesses and activities related to the items listed above.

(6)	Woori Financial

1.	Rental business in connection with facilities, machineries, construction equipment, automobiles, ships, aircrafts, real estate and their rights;

2.	Yearly installment sales;

3.	Installment finance;

4.	New technology business finance;

5.	Credit and collateralized loans;

6.	Bill discounting;

7.	Acquisitioning, management and collection of account receivables;

8.	Acquisition of receivable of, or related Securities issued by, other finance or leasing companies relating to businesses listed in (1) through (7) above;

9.	Payment guarantee business;

10.	Securitized asset management under asset securitization regulations;

11.	Credit review and related activities in connection with businesses listed in (1) through (10) above;

12.	Real estate rental business;

13.	Corporate restructuring SPC business in accordance with the Industry Development Act;

14.	General partner of private equity funds investing in new technologies;

15.	Rental business for leased goods;

16.	Other businesses and activities related to the items listed above.

(7)	Woori Finance Information System

1.	Development, distribution and management of computer systems;

2.	Consulting services in computer installation and usage;

3.	Distribution, brokerage and lease of computer systems;

4.	Maintenance of computer-related equipment;

5.	Publication and distribution of IT-related reports and books;

6.	Educational services related to computer usage;

7.	Research and outsourcing information processing services;

8.	Internet-related businesses;

9.	Information processing, telecommunications and information distribution services;

10.	Manufacturing and distribution of audio-visual media;

11.	Information-processing operations and service systems; and

12.	All activities directly or indirectly related to the items listed above.

(8)	Woori F&I

1.	Purchase and disposition of ABSs, issued primarily to securitize distressed assets, pursuant to the Asset Securitization Law;

2.	Purchase and disposition of asset management companies that had been initially set up to manage distressed assets pursuant to the Asset securitization Law;

3.	Purchase and disposition of troubled assets;

4.	Investment activity with respect to indirect investment instruments under the Indirect Investment Asset Management Business Act and other investment activity with respect to other securities, bonds or similar financial assets under the Corporate Restructuring Promotion Act; and

5.	All businesses or activities directly or indirectly related to the businesses listed in 1 and 4.

(9)	Woori Private Equity

1.	Private equity business;

2.	Other asset management activities approved by the Indirect Investment Asset Management Business Act; and

3.	Other activities related to the items listed above.

(10)	Woori Third Asset Securitization Specialty Co., Ltd.

1.	Transfer, management and disposition of the securities and other assets (the “securitized assets”) and all rights related to the securitized assets of Hanvit Bank (now Woori Bank), Kyongnam Bank, and Woori Credit Card pursuant to the Asset Securitization Law;

2.	Offering and redemption of the securitized assets;

3.	Preparation and registration of asset securitization plans with the Financial Supervisory Service;

4.	Execution of agreements required for the asset securitization plan;

5.	Provisional borrowing and other similar procedures for ABS redemption;

6.	Investment of surplus funds; and

7.	Other activities related to the items listed above.

c.	Anticipated Business Expansion

In order to enter the insurance industry, Woori Finance Holdings formed a consortium with AVIVA and acquired a 91.65% stake in LIG Life Insurance and subsequently re-launched it as Woori Aviva Life Insurance on April 4, 2008 (Woori Finance Holdings’ stake: 51.0%; acquisition price: Won 76.3 billion). Woori Aviva Life Insurance will focus on providing comprehensive financial services to Woori Group customers by offering tailored products to meet their insurance demands.

(1)	Scope of business

1.	Development and operation of personal insurance and reinsurance products, including life insurance, accident insurance, disease insurance and pension insurance; and

2.	Asset management using the following methods:

-	Acquisition and use of government bonds, municipal bonds, stocks and debentures or bonds issued by entities established by special law

-	Acquisition and use of real estate

-	Loan services and discount of commercial notes

-	Savings with financial institutions

-	Placing of cash and securities in trusts

-	Other methods in accordance with insurance-related regulations

3.	Other insurance activities or other business activities permitted under the Insurance Business Act

2.	History of the Company

a.	Company History

(1)	Background: From the establishment and major developments.

March 24, 2001	Official approval from the Financial Supervisory Service for Woori Finance Holdings Co., Ltd.

March 27, 2001	Incorporated as Woori Finance Holdings Co., Ltd. (Total Capital: Won 3.6 trillion)

April 2, 2001	Official launch of Woori Finance Holdings

July 16, 2001	Issued bonds with warrants

September 1, 2001	Hanaro Merchant Bank’s name changed to Woori Merchant Bank

September 29, 2001	Woori Finance Information System incorporated as a subsidiary

December 3, 2001	Woori Asset Management incorporated as a subsidiary

December 3, 2001	Woori First Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 26, 2001	Woori Second Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 31, 2001	Spin-off and merger of Peace Bank; Launch of Woori Credit Card

March 15, 2002	Woori Third Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

March 29, 2002	Woori Investment Trust Management incorporated as a subsidiary

May 20, 2002	Hanvit Bank’s name changed to Woori Bank

June 11, 2002	Capital increase through public offering (Total capital: Won 3.8 trillion)

June 24, 2002	Listed on the Korea Stock Exchange

July 29, 2002	Woori Securities incorporated as a subsidiary

September 5, 2002	Executed strategic investment agreement with Lehman Brothers with respect to the management of distressed assets

December 23, 2002	Purchase and acquisition agreement with the credit card division of Kwangju Bank

July 31, 2003	Woori Merchant Bank merged into Woori Bank

September 29, 2003	Listing on the New York Stock Exchange

December 12, 2003	Liquidation of Woori LB First Asset Securitization Specialty Co., Ltd.

March 30, 2004	Appointment of new management

March 31, 2004	Woori Card merged into Woori Bank

June 18, 2004	Woori Securities becomes a wholly-owned subsidiary

December 21, 2004	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

December 24, 2004	Acquired LG Investment & Securities and incorporated as a subsidiary

February 17, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

March 11, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

March 31, 2005	Woori Securities and LG Investment & Securities merged (the name of the surviving entity, LG Investment & Securities, changed to Woori Investment & Securities)

May 6, 2005	Incorporated LG Investment Trust Management from 2nd tier subsidiary to 1st tier subsidiary

May 31, 2005	Woori Investment Trust Management and LG Investment Trust Management merged (the name of the surviving entity, LG Investment Trust Management, changed to Woori Asset Management)

August 3, 2005	Dissolution of Woori LB Second Asset Securitization Specialty Co., Ltd.

September 5, 2005	Woori Asset Management becomes a wholly-owned subsidiary through capital reduction and cancellation

October 21, 2005	Woori Private Equity is established and incorporated as a subsidiary

October 27, 2005	Closure of strategic investment agreement with Lehman Brothers

February 23, 2006	Joint venture arrangement between Woori CA Asset Management, a 2nd tier subsidiary, and Japan’s Shinsei Bank (involving a transfer of 49% of Woori F&I’s 100% stake in Woori CA Asset Management to Shinsei Bank)

April 11, 2006	Joint venture agreement to transfer 30% of the shares of Woori Asset Management to Credit Suisse Asset Management International Holdings, a wholly owned subsidiary of Credit Suisse.

May 30, 2006	Upon the 30% share transfer to Credit Suisse Asset Management International Holdings, Woori Asset Management was renamed Woori Credit Suisse Asset Management.

March 30, 2007	Appointment of new management

September 14, 2007	Acquired Hanmi Capital as a subsidiary (Hanmi Capital was renamed Woori Financial as of October 26, 2007)

April 4, 2008	Acquired LIG Life Insurance, which was added as a subsidiary (LIG Life Insurance was renamed Woori Aviva Life Insurance as of April 1, 2008)

b.	Associated Business Group

(1)	Overview of Business Group

1.	Name of business group: Woori Financial Group

(2)	Related companies within the business group

Type	Name of Company	Controlling Company	Notes
Holding Company	Woori Finance Holdings	KDIC

1st Tier Subsidiaries	Woori Bank	Woori Finance Holdings	10 companies
Kwangju Bank
Kyongnam Bank
Woori Finance Information System
Woori F & I
Woori Third Asset Securitization Specialty
Woori CS Asset Management
Woori Investment & Securities
Woori Private Equity
Woori Financial

2nd Tier Subsidiaries	Woori Credit Information	Woori Bank	20 companies
Woori America Bank
P.T. Bank Woori Indonesia
Korea BTL Infrastructure Fund
Woori Global Markets Asia Ltd.
ZAO Woori Bank
Woori Bank (China) Limited
	Woori SB Asset Management	Woori F&I

Woori F&I Fifth Asset Securitization Specialty Co., Ltd.
Woori F&I Sixth Asset Securitization Specialty Co., Ltd.
Woori F&I Seventh Asset Securitization Specialty Co., Ltd.

Woori Private Equity Fund	Woori Private Equity

Woori Futures	Woori Investment & Securities
Woori Investment & Securities International Ltd.
Woori Investment & Securities (HK) Ltd.
Woori Investment & Securities America Inc.
Mars Private Equity Fund No. 1
Mars Private Equity Fund No. 2
Mars Private Equity Fund No. 3
Woori Investment Asia Pte. Ltd.

*

On March 5, 2007, Mars Private Equity Fund No. 2, with KRW 31,500 million paid-in-capital, was included as our 2nd tier subsidiary. Woori Investment & Securities, which owns a 4.76% stake, is its general partner.

*

On March 27, 2007, Nexbi Tech, a subsidiary of Woori Finance Information System, was removed from our list of 2 nd tier subsidiaries as the company undertook a second capital reduction (the first capital reduction was as of Oct. 18, 2006), liquidating all the shares held by Woori Finance Information System.

*	On May 23, 2007, Woori F&I Fifth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.
*	On September 14, 2007, Hanmi Capital was included as our 1st tier subsidiary to strengthen our non-banking business (Hanmi Capital was renamed Woori Financial as of October 26, 2007).
*	On September 20, 2007, Woori Investment Asia Pte. Ltd. was included as our 2nd tier subsidiary. Woori Investment & Securities owns a 100% stake in Woori Investment Asia Pte. Ltd.
*	On October 26, 2007, Woori Bank (China) Limited was included as our 2nd tier subsidiary. Woori Bank owns a 100% stake in Woori Bank (China) Limited.
*

On November 22, 2007, ZAO Woori Bank was included as our 2nd tier subsidiary. Woori Bank owns a 100% stake in ZAO Woori Bank, excluding one ZAO Woori Bank share which is owned by a related party of Woori Bank in order to comply with Russian regulations on single shareholder limitations.

*	On December 12, 2007, Woori F&I Sixth Asset Securitization Specialty Co., Ltd. and Woori F&I Seventh Asset Securitization Specialty Co., Ltd. were included as our 2nd tier subsidiaries. Woori F&I Co., Ltd. owns a 100% stake in each of these two subsidiaries.
*

On March 18, 2008, Mars Private Equity Fund No. 3, with an expected paid-in-capital of KRW 51 billion, was included as our 2nd tier subsidiary. Woori Investment & Securities, as its general partner, will have contributed 1.96% of the capital of Mars Private Equity Fund No. 3.

*	On April 4, 2008, LIG Life Insurance was included as our 1st tier subsidiary (LIG Life Insurance was renamed Woori Aviva Life Insurance as of April 1, 2008).

3.	Capital Structure

a.	Changes in Capital

(units: Won, shares)

Date	Category	Stock Decrease/Increase
		Type	Quantity	Par Value	Issue price	Note
2001.3.27	Establishment	Common	727,458,609	5,000	5,000	—
2002.5.31	Exercise B/W	Common	165,782	5,000	5,000	—
2002.6.12	Capital increase w/ consideration	Common	36,000,000	5,000	6,800	Capital contribution ratio: 0.0494
2002.6.30	Exercise B/W	Common	1,416,457	5,000	5,000	—
2002.9.30	Exercise B/W	Common	2,769,413	5,000	5,000	—
2002.12.31	Exercise B/W	Common	4,536	5,000	5,000	—
2003.3.31	Exercise B/W	Common	1,122	5,000	5,000	—
2003.6.30	Exercise B/W	Common	7,688,991	5,000	5,000	—
2004.6.18	Stock Exchange	Common	8,571,262	5,000	8,902	Exchange with Woori Sec shares on a 1 -to-0.55 basis
2004.11.4	Exercise CB	Common	666,301	5,000	5,380	—
2004.12.2	Exercise CB	Common	7,995,613	5,000	5,380	—
2004.12.21	Exercise CB	Common	3,717,472	5,000	5,380	—
2005.2.17	Exercise CB	Common	3,481,173	5,000	5,588	—
2005.3.11	Exercise CB	Common	5,914,180	5,000	7,313	—
2005.3.11	Exercise CB	Common	164,429	5,000	7,228	—

b.	Anticipated Changes in Capital

Not applicable

c.	Convertible Bonds

Not applicable

4.	Total Number of Authorized Shares

a.	Total Number of Authorized Shares

As of March 31, 2008	(units: shares)

Items	Type
	Common Shares	Total
Total number of shares authorized	2,400,000,000	2,400,000,000
Total number of issued stock	806,015,340	806,015,340
Treasury stock	2,560	2,560
Free float shares	806,012,780	806,012,780

b.	Capital and Price per Share

As of March 31, 2008	(units: Won, shares)

Type	Capital			Price per share
	Capital	Par value of issued shares	Par value of free float shares	Par value per share	Capital ÷ number of shares issued	Capital ÷ free float shares
Registered
Common Stock	4,030,076,700,000	4,030,076,700,000	4,030,063,900,000	5,000	5,000	5,000

Total	4,030,076,700,000	4,030,076,700,000	4,030,063,900,000	5,000	5,000	5,000

c.	Treasury Stock

As of March 31, 2008	(units: shares)

Acquisition Method	Type of Stock	Beg.	Acquired	Disposal	Canceled	End	Remarks
Direct purchase under Sub-section 1, section 189-2	Common	—	—	—	—	—	—
	Preferred	—	—	—	—	—	—
Direct purchase other than the conditions under Sub-section 1, section 189-2	Common	2,560	—	—	—	2,560	—
	Preferred	—	—	—	—	—	—
Subtotal	Common	2,560	—	—	—	2,560	—
	Preferred	—	—	—	—	—	—
Indirect acquisition from trust agreement	Common	—	—	—	—	—	—
	Preferred	—	—	—	—	—	—
Total	Common	2,560	—	—	—	2,560	—
	Preferred	—	—	—	—	—	—

*	Woori Financial Holdings acquired additional treasury shares in respect of fractional shares resulting from share exchange for Woori Securities.

d.	Status of Employee Stock Option Program

Not applicable

5.	Voting Rights

As of March 31, 2008		(units: shares	)
Items	Number of stock	Notes
Total number of shares
Common Shares	806,015,340
Preferred Shares	—
Stocks without voting rights
Common Shares	—
Preferred Shares	—
Stocks with limited voting rights under the Securities & Exchange Law	2,560	Treasury stock
-
Stocks with voting rights restored	—
-
Stocks with voting rights
Common Shares	806,012,780
Preferred Shares	—

6.	Dividend Information

a.	Dividend information for the past three years

(Non-consolidated)
Items	2007	2006	2005
Par value per share (Won)	5,000	5,000	5,000
Net profit (Won in Millions)	1,943,560	2,029,319	1,688,221
Earnings per share (Won)	2,411	2,518	2,099
Profit available for dividend distribution (Won in Millions)	6,274,968	5,017,365	3,514,715
Total cash payout (Won in Millions)	201,503	483,608	322,405
Total stock dividends (Won in Millions)	—	—	—
Propensity to cash dividends (%)	10.37	23.83	19.10
Cash dividend yield (%)
Common Shares	1.29	2.71	1.98
Preferred Shares	—	—	—
Stock dividend yield (%)
Common Shares	—	—	—
Preferred Shares	—	—	—
Cash dividend per share (Won)
Common Shares	250	600	400
Preferred Shares	—	—	—
Stock dividend per share (Won)
Common Shares	—	—	—
Preferred Shares	—	—	—

*	The above figures have been adjusted to reflect our adoption of Statements of Korea Accounting Standard No. 15 (“Equity method accounting”).
*	The figures for fiscal year 2007 have been adjusted to take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.

II.	Description of Business

1.	Business Overview

a.	Organizational Chart

 As of March 31, 2008

2.	Overview of Operations

a.	Performance of Operations

As a financial holding company under the Financial Holding Company Act, our main income consists of dividend payments made to us by our subsidiaries. We are not involved in any other operations.

b.	Financing of Operations

(1)	Source of Funds

(units: millions of Won)

Items	2008 1Q	2007	2006
Shareholders’ Equity	13,337,599	13,062,368	11,933,072
Capital	4,030,077	4,030,077	4,030,077
Capital Surplus	187,887	187,554	187,955
Retained Earnings	7,406,076	7,058,249	5,597,545
Capital Adjustments	1,713,559	1,786,488	2,117,495
Borrowings	2,330,768	2,129,288	1,860,449
Debentures	2,117,020	2,116,679	1,847,591
Bank Borrowings	—	—	—
Commercial Paper	—	—	—
Other Borrowings	—	—	—
Other Liabilities	213,748	12,609	12,858
Total	15,668,367	15,191,656	13,793,521

*	The figures for fiscal years 2006 and 2007 have been adjusted to reflect our adoption of Statements of Korea Accounting Standard No. 15 (“Equity method accounting”).
*	The figures for fiscal year 2007 have been adjusted to take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.

(2)	Use of Funds

(units: millions of Won)

Items	2008 1Q	2007		2006
Subsidiary Stock	15,353,981	15,062,711	*	13,591,413
Woori Bank	12,364,025	12,196,954	*	11,297,882
Kyongnam Bank	994,315	923,555		794,984
Kwangju Bank	774,565	726,256		630,995
Woori Financial Information System	7,533	10,080		11,245
Woori F&I	130,771	144,746		124,874
Woori 3rd Asset Securitization Specialty	5,908	1,885		24,317
Woori Investment & Securities	762,631	735,983		649,355
Woori CS Asset Management (formerly Woori Asset Management)	52,343	49,895		47,655
Woori Private Equity	12,427	11,949		10,106
Woori Financial	249,463	261,408		—
Investment Securities	—	—		—

Loan Obligations	—	—		49,750
Tangible Assets	385	438		630
Intangible Assets	17	20		30
Cash	221,850	32,502		89,724
Other Assets	92,134	95,985		61,974
Total	15,668,367	15,191,656	*	13,793,521

*	The appraised value of our subsidiary stock changed in fiscal year 2007 due the restatement of Woori Bank’s financial statements for fiscal year 2007.
-	The figures for fiscal years 2006 and 2007 have been adjusted to reflect our adoption of Statements of Korea Accounting Standard No. 15 (“Equity method accounting”).
-	The figures for fiscal year 2007 have been adjusted to take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.

c.	Transactions related to Commission Fees

	(units: millions of Won)
Category	2008 1Q	2007	2006
Commission Revenue (A)	0	0	0
Commission Expense (B)	2,155	5,916	7,613
Commission Profit (A-B)	(2,155)	(5,916)	(7,613)

3.	Other Information Relevant to Investment Decisions

a.	BIS Ratio

(units: millions of Won)
Items	2008 1Q	2007	2006
Total Capital (A)	20,982,687	20,102,976	—
Risk weighted assets (B)	189,118,135	174,367,585	—
BIS Ratio (A/B)	11.10%	11.53%	—

*	BIS ratio = (total capital / risk weighted assets) X 100
*	All figures provided above are on a consolidated basis. The figures for the first quarter of 2008 are estimates, and the figures for fiscal year 2007 have not been restated to reflect changes in the accounting standards.
*	Applied since January 1, 2007.

b.	Credit ratings for the Past Three Years

Date of Rating	Evaluated Securities	Credit Rating	Company (Ratings Range)	Evaluation Category
2005.06.07		BBB	S&P (AAA ~ D)	Case evaluation
2005.06.09	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2005.06.13	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2005.09.16	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2005.09.20	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2005.10.24		BBB+	Fitch Rating (AAA ~ D)	Case evaluation
2006.08.10		Baa2	Moody’s (Aaa ~ C)	Case evaluation
2006.09.07		Baa1	Moody’s (Aaa ~ C)	Case evaluation
2007.05.07		A2	Moody’s (Aaa ~ C)	Case evaluation
2007.08.17	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2007.08.17	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2007.11.27	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2007.11.27	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2008.04.03	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2008.04.03	Debentures	AAA	NICE (AAA ~ D)	Case evaluation

c.	Won-denominated Current Ratio

(units: millions of Won)
Items	2008 1Q	2007	2006
Current Assets (A)	230,285	32,874	117,037
Current Liabilities (B)	213,088	12,207	12,496
Current Ratio (A/B)	180.07%	269.30%	936.60%

*	Current ratio

=	assets with maturity of less than 3 months
liabilities with maturity of less than 3 months

d.	Foreign Currency-denominated Current Ratio

(units: millions of Won)
Items	2008 1Q	2007	2006
Current Assets (A)	—	—	—
Current Liabilities (B)	—	—	—
Current Ratio (A/B)	—	—	—

*	Current ratio

=	assets with maturity of less than 3 months
liabilities with maturity of less than 3 months

e.	Debt Ratio

(units: millions of Won)
Items	2008 1Q	2007	2006
Liabilities (A)	2,330,768	2,129,288	1,860,449
Equity (B)	13,337,599	13,062,368	11,933,072
Debt Ratio (A/B)	17.48%	16.30%	15.59%

*	The figures for fiscal years 2006 and 2007 have been adjusted to reflect our adoption of Statements of Korea Accounting Standard No. 15 (“Equity method accounting”).
*	The figures for fiscal year 2007 have been adjusted to take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.

f.	Change in the Use of Funds from Issuances of Debentures (No.20-1 and 20-2)

Items	Payment date	Payment amount	Previous plan for use of funds	Revised plan for use of funds
Debentures (No. 20-1)	April 14, 2008	Won 160 billion	- Capital increase of Kwangju Bank (Won 80 billion) and Kyongnam Bank (Won 100 billion) - Interest payments on debentures: Won 120 billion - Working capital: Won 30 billion	- Interest payments on debentures: Won 120 billion - Working capital: Won 210 billion
Debentures (No. 20-2)	April 14, 2008	Won 170 billion
Total	—	Won 330 billion	—	—

*	On April 14, 2008, Woori Finance Holdings issued debentures of Won 330 billions for use in its operations, including participating in the capital increase of Kwangju Bank and Kyongnam Bank and making interest payments on debentures. However, the plan for use of such funds was revised as indicated in the table above. We decided to use our internal funds to participate in the capital increase of Kwangju Bank and Kyongnam Bank.

III.	Financial Information

1.	Condensed Financial Statements (Non-consolidated)

(units: millions of Won)
Items	2008 1Q	2007	2006	2005	2004
Cash and Due from Banks	221,850	32,502	89,724	104,072	56,099
Securities	15,353,981	15,062,711	13,591,413	11,751,678	9,436,975
Loans	0	0	49,750	109,450	218,641
Tangible Assets	385	438	630	119	228
Other Assets	92,151	96,005	62,004	66,464	36,101
Total Assets	15,668,367	15,191,656	13,793,521	12,031,783	9,748,044
Borrowings	0	0	0	0	120,000
Debentures	2,117,020	2,116,679	1,847,591	2,296,203	2,154,637
Other Liabilities	213,748	12,609	12,858	18,216	25,354
Total Liabilities	2,330,768	2,129,288	1,860,449	2,314,419	2,299,991
Common Stock	4,030,077	4,030,077	4,030,077	4,030,077	3,982,278
Capital Surplus	187,887	187,554	187,955	142,608	170,960
Capital Adjustment	(55,942)	(55,812)	(55,854)	(52,747)	(48,254)
Other Comprehensive Income	1,769,501	1,842,300	2,173,349	1,705,463	1,014,215
Retained Earnings	7,406,076	7,058,249	5,597,545	3,891,963	2,328,854
Total Stockholder’s Equity	13,337,599	13,062,368	11,933,072	9,717,364	7,448,053
Operating Income	595,679	2,080,957	2,031,611	1,867,488	1,922,849
Operating Profit	547,746	1,939,374	1,893,248	1,687,964	1,259,874
Net Profit before Tax	546,275	1,943,561	2,029,319	1,688,221	1,261,925
Net profit	546,275	1,943,561	2,029,319	1,688,221	1,261,925

*	The figures for fiscal years 2004 to 2007 have been adjusted to reflect our adoption of Statements of Korea Accounting Standard No. 15 (“Equity method accounting”).
*	The figures for fiscal year 2007 have been adjusted to take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.

2.	Condensed Financial Statements (Consolidated)

(units: millions of Won)
Items	2007	2006	2005	2004	2003
Cash and Due from Banks	14,984,541	10,674,977	11,224,015	6,530,065	6,471,855
Securities	48,228,254	46,313,960	37,693,090	29,175,271	27,006,678
Loans	167,635,411	140,854,505	106,937,970	91,482,647	86,077,297
Tangible Assets	2,638,774	2,561,391	2,472,727	2,410,106	2,253,714
Other Assets	16,165,322	11,592,497	6,215,046	7,003,875	6,958,176
Total Assets	249,652,302	211,997,330	164,542,848	136,601,964	128,767,720
Deposits	146,583,312	129,022,868	107,087,990	92,148,907	89,049,625
Borrowings	66,040,316	54,111,207	37,116,858	27,910,757	25,008,773
Other Liabilities	22,011,382	15,438,450	9,233,038	7,837,020	9,011,022
Total Liabilities	234,635,010	198,572,525	153,437,886	127,896,684	123,069,420
Common Stock	4,030,077	4,030,077	4,030,077	3,982,278	3,877,525
Consolidated Capital Surplus	187,555	187,955	142,608	170,960	57,844
Consolidated Capital Adjustment	(55,812)	(55,854)	(52,747)	(48,254)	(59,353)
Consolidated Other Comprehensive Income	1,842,294	2,173,342	1,705,456	1,014,211	474,322
Consolidated Retained Earnings	7,058,249	5,601,869	3,896,255	2,333,145	1,152,053
Minority Interest	1,954,929	1,487,416	1,383,313	1,252,940	195,909
Total Stockholder’s Equity	15,017,292	13,424,805	11,104,962	8,705,280	5,698,300
Operating Revenue	26,650,125	19,895,975	14,564,520	13,542,554	10,696,247
Operating Income	2,915,662	2,748,368	2,004,494	1,137,600	57,719
Net Profit before Tax	2,923,217	2,913,712	2,145,704	1,192,574	231,062
Aggregated Net Profit	2,114,360	2,189,207	1,833,521	1,261,052	52,374
Net Profit for Majority Shareholders	1,939,238	2,029,319	1,688,221	1,261,925	56,279
Net Profit for Minority Shareholders	175,122	159,888	145,300	(873)	(3,905)
No. of Companies Consolidated	30	24	21	24	15

*	The above figures have been adjusted to reflect (retroactively for five preceding years) changes in Statements of Korea Accounting Standard Nos. 24 (“Preparation and presentation of financial statements II (Financial industry)”) and 25 (“Consolidated financial statements”).
*	The figures for fiscal year 2007 have been adjusted to take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.

3.	Non-consolidated Accounting Information

a.	Loan Loss Reserves

(1)	Loan Loss Reserves for the past three years by classification

(units: millions of Won)
Period	Item	Total Credits	Loan Loss Reserves	Provisioning Ratio
2008 1Q	Loans	—	—	—
	Total	—	—	—
2007	Loans	—	—	—
	Total	—	—	—
2006	Loans	50,000	250	0.5%
	Total	50,000	250	0.5%

(2)	Change in Loan Loss Reserves for the past three years

(units: millions of Won)
Item	2008 1Q	2007	2006
1. Initial loan loss reserves balance	0	250	550
2. Net credit costs	—	0	0
1) Write-offs	—	0	0
2) Recovery of written-off assets	—	0	0
3) Other changes	—	0	0
Recovery of credit costs	—	(250)	(300)
Ending loan loss reserve balance	0	0	250

IV.	Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

a.	Independent Auditor

2008 1Q	2007 1Q	2007	2006
Anjin (Deloitte Anjin)	Anjin (Deloitte Anjin)	Anjin (Deloitte Anjin)	Anjin (Deloitte Anjin)

b.	Auditor’s Audit or Review Opinion

Item	2008 1Q	2007 1Q	2007	2006
Auditor	Anjin (Deloitte Anjin)	Anjin (Deloitte Anjin)	Anjin (Deloitte Anjin)	Anjin (Deloitte Anjin)
Auditor’s Opinion	—	—	Unqualified Opinion	Unqualified Opinion

2.	Compensation to the Independent Auditor for the Past Three Years

a.	Audit/Review Services

			(units: millions of Won, hours)
Year	Auditor	Activity	Compensation	Accrued Time (hrs)
2008 1Q	Anjin (Deloitte Anjin)	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Non-consolidated)	360	1,090
2007	Anjin (Deloitte Anjin)	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Non-consolidated)	340	4,936
2006	Anjin (Deloitte Anjin)	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Non-consolidated)	320	5,210

b.	Compensation for Services Other than the Audit/Review

			(units: in millions of Won, unless otherwise indicated)
Year	Contract Date	Activity	Period	Comp.	Note
2008 1Q	—	—	—	—	—
2007	2008.01.24	US GAAP and SOX Auditing	Dec 2007 ~ May 2008	3,530	Deloitte Anjin
2006	2006.12.15	US GAAP and SOX Auditing	Dec 2006 ~ May 2007	3,530	Deloitte Anjin

V.	Corporate Governance and Affiliated Companies

1.	Overview of the Corporate Governance

a.	About the Board of Directors

(1)	Board of Directors

A.	Duties of Boards of Directors

1.	The Board of Directors shall consist of directors and shall determine matters that are subject to the authority of the Board of Directors under the relevant laws and regulations.

2.	The Board of Directors shall perform its duties set forth in the Rules for the Board of Directors for the purpose of enhancement of shareholders’ benefits.

B.	Information Regarding the Board of Directors

•	The following information was stated in the notice to the shareholders of the annual general meeting and details of the agenda filed in Korea on March 11 and 12, 2008

➢	Third Resolution: Appointment of Non-Standing Directors to serve as Audit Committee Members

Name	Date of Birth	Term / Appointment	Career & Academic Background	Relationship with Largest Shareholder	Transactions with the Company in the Past Three Years
Pyoung Wan Har	Aug. 22, 1945	1 year / Re-appointment

- Current) Consultant of The Federation of Korean Industries

- Head of Bank Department, Bank of Korea

- Bachelor of Business Administration, Sungkyunkwan University

- Master of Business Administration, Yonsei University

				None	None

Kwang-Dong Kim	Jun. 12, 1948	1 year / Re-appointment

- Current) Professor of College of Economics & Business Administration, Cheongju University

- Ambassador of the Korean Embassy in the Federative Republic of Brazil

-Bachelor of Political Science and International Studies, Yonsei University

- Institut International d’Administration Publique

				None	None

Bong Soo Park	Dec. 24, 1948	1 year / Re-appointment

- Current) Executive Advisor at the Korea Institute for International Economics Policy

- Chief Director of Korea Technology Credit Guarantee Fund

- Bachelor of Business Administration, Seoul National University

- Master of Economics, George Washington University

				None	None

In Bong Ha	Jan. 30, 1950	1 year / Re-appointment

- Current) Professor of School of Economics and Trade, Kyungpook National University

- President of the Institute of Korean Business Administration and Economy

- Bachelor of Geology, Kyungpook National University

- Master of Economics, Kyungpook National University

- Ph.D. in Economics, University of Minnesota

				None	None

Myoung-Soo Choi	Aug. 5, 1957	1 year / Re-appointment	- Current) Director General of Fund Management & Planning Department at KDIC - President of Resolution & Finance Corporation - Bachelor of Economics, Kyonggi University	Employee	None

Min Joon Bang	Oct. 29, 1950	1 year / New appointment	- Current) Arbitration Commissioner of Press Arbitration Commission - Head of Editorial Desk, Korea Times - Bachelor of Korean Language and Literature, Seoul National University	None	None

Hi Taek Shin	Aug. 6, 1952	1 year / New appointment

- Current) Professor of College of Law, Seoul National University

- Lawyer, Kim & Chang Law Firm

- Bachelor of Laws, Seoul National University

- Master of Laws, Seoul National University

- J.S.D at Yale Law School

				None	None

C.	Appointment of Non-standing Directors

Pursuant to Article 42 of the Articles of Association and Article 5 of the non-standing director candidate nomination committee regulations, a non-standing director is recommended by the non-standing director candidate nomination committee and elected at a shareholders’ meeting.

*	Article 42 (Committees)

1.	We currently have the following management committees serving under the board of directors:

(a)	Board of Directors Management Committee

(b)	Management Compensation Committee

(c)	Risk Management Committee

(d)	Executive Management Committee

(e)	Ethics Management Committee

(f)	Non-standing Director Candidate Nomination Committee

(g)	MOU Review Committee

(h)	Audit Committee

(i)	Audit Committee Member Candidate Nomination Committee

D.	Committees within Board of Directors

Name	Position	Notes
Board of Directors Management Committee	Byongwon Bahk Pyoung Wan Har Kwang-Dong Kim Bong-Soo Park Inbong Ha	Chairman/CEO Byongwon Bahk heads this committee consisting of the heads of the sub-committees.

Management Compensation Committee	Pyoung Wan Har Bong-Soo Park Hi Taek Shin	Non-standing director Pyoung Wan Har heads this committee consisting of no fewer than three non-standing directors.

Risk Management Committee	Byongwon Bahk Pyoung Wan Har Bong-Soo Park Kwang-Dong Kim Inbong Ha Myoung-Soo Choi Min Joon Bang Hi Taek Shin	Chairman/CEO Byongwon Bahk heads this committee. The committee consists of the Chairman/CEO, CFO and no fewer than three non-standing directors.

Executive Management Committee	Byongwon Bahk	Chairman/CEO Byongwon Bahk heads the committee consisting of all executive directors.

Ethics Management Committee	Byongwon Bahk Kwang-Dong Kim Min Joon Bang Myoung-Soo Choi Inbong Ha	Non-standing director Kwang-Dong Kim heads this committee consisting of all executive directors and no fewer than two non-standing directors.

Non-standing Director Candidate Nomination Committee	Byongwon Bahk Pyoung Wan Har Kwang-Dong Kim Min Joon Bang Inbong Ha	Non-standing director Inbong Ha heads this committee consisting of the Chairman/CEO and no fewer than three non-standing directors.

MOU Review Committee	Byongwon Bahk Bong-Soo Park Pyoung Wan Har Kwang-Dong Kim Inbong Ha Myoung-Soo Choi Min Joon Bang Hi Taek Shin	Chairman/CEO Byongwon Bahk heads this committee consisting of the entire board of directors.

Audit Committee	Bong-Soo Park Pyoung Wan Har Kwang-Dong Kim Inbong Ha Myoung-Soo Choi Min Joon Bang Hi Taek Shin	All non-standing directors are members of audit committee

Audit Committee Member Candidate Nomination Committee	Bong-Soo Park Pyoung Wan Har Kwang-Dong Kim Inbong Ha Myoung-Soo Choi Min Joon Bang Hi Taek Shin	Non-standing director Inbong Ha heads this committee consisting of all non-standing directors.

E.	Stock Options

As of March 31, 2008	(units: Won, shares)

Grantee	Relationship	Grant date	Type of stock	No. of granted options	Exercised options	Cancelled options	Exercisable options	Closing price
Byung Chul Yoon	Standing director	2002.12.04	Common	100,000	95,000	5,000	0	16,816
Kwang Woo Chun	Standing director	2002.12.04	Common	80,000	76,000	4,000	0	16,816
Euoo Sung Min	Standing director	2002.12.04	Common	80,000	0	80,000	0	16,816
Hwan Kyu Park	Non-standing dir.	2002.12.04	Common	40,000	0	2,000	38,000	16,816
Ki Chul Han	Non-standing dir.	2002.12.04	Common	30,000	18,500	1,500	10,000	16,816
Tae Ho Sohn	Non-standing dir.	2002.12.04	Common	30,000	28,500	1,500	0	16,816
Won Gihl Sohn	Non-standing dir.	2002.12.04	Common	30,000	28,500	1,500	0	16,816
Nam Hong Cho	Standing director	2002.12.04	Common	10,000	9,500	500	0	16,816
Sang Chul Lee	Standing director)	2002.12.04	Common	10,000	9,500	500	0	16,816
Jae Woong Lee	Standing director	2002.12.04	Common	10,000	0	500	9,500	16,816
Gae Min Lee	Standing director	2002.12.04	Common	10,000	9,500	500	0	16,816
Kwang Sun Chung	Standing director	2002.12.04	Common	10,000	0	10,000	0	16,816
Hae-Seok Suh	Standing director	2002.12.04	Common	10,000	0	500	9,500	16,816
Duk Hoon Lee	Director of related company	2002.12.04	Common	80,000	76,000	4,000	0	16,816
Jong Wook Kim	Director of related company	2002.12.04	Common	45,000	42,750	2,250	0	16,816
Jin Kyu Park	Director of related company	2002.12.04	Common	45,000	42,750	2,250	0	16,816
Jong Ku Min	Director of related company	2002.12.04	Common	30,000	0	30,000	0	16,816
Jong Hwee Lee	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	16,816
Dong Myun Suh	Director of related company	2002.12.04	Common	30,000	0	1,500	28,500	16,816
Ki Shin Kim	Director of related company	2002.12.04	Common	30,000	18,000	1,500	10,500	16,816
Young Seok Kim	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	16,816
Byung Kil Choi	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	16,816

Grantee	Relationship	Grant date	Type of stock	No. of granted options	Exercised options	Cancelled options	Exercisable options	Closing Price
Young Ho Park	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	16,816
Tae Woong Chung	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	16,816
Dong Chan Bae	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	16,816
Dae Hwan Kim	Director of related company	2002.12.04	Common	10,000	9,500	500	0	16,816
Young Ha Kim	Director of related company	2002.12.04	Common	10,000	5,500	500	4,000	16,816
Young Yong Kim	Director of related company	2002.12.04	Common	10,000	3,500	500	6,000	16,816
Taik Su Han	Director of related company	2002.12.04	Common	10,000	9,500	500	0	16,816
Sang Im Park	Director of related company	2002.12.04	Common	10,000	0	500	9,500	16,816
Joon Ho Hahm	Director of related company	2002.12.04	Common	10,000	4,750	500	4,750	16,816
Joon Ho Lee	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	16,816
Joo Sun Yeom	Director of related company	2002.12.04	Common	20,000	19,000	1,000	0	16,816
Ga Seok Chae	Director of related company	2002.12.04	Common	20,000	19,000	1,000	0	16,816
Sung Wook Park	Director of related company	2002.12.04	Common	5,000	4,750	250	0	16,816
Ki Seok Kim	Director of related company	2002.12.04	Common	5,000	0	250	4,750	16,816
Jae Ki Hong	Director of related company	2002.12.04	Common	5,000	4,750	250	0	16,816
Sam Su Pyo	Director of related company	2002.12.04	Common	40,000	38,000	2,000	0	16,816
Jung Rak Chun	Director of related company	2002.12.04	Common	30,000	0	30,000	0	16,816
Won Chul Hwang	Director of related company	2002.12.04	Common	20,000	11,000	1,000	8,000	16,816
Jong Hwee Kim	Director of related company	2002.12.04	Common	15,000	0	15,000	0	16,816
Sung Hoo Kwak	Director of related company	2002.12.04	Common	15,000	0	15,000	0	16,816
Seok Hwan Lee	Director of related company	2002.12.04	Common	15,000	0	15,000	0	16,816
Seok Hee Hwang	Director of related company	2002.12.04	Common	40,000	0	40,000	0	16,816
Choong Wan Lee	Director of related company	2002.12.04	Common	35,000	0	35,000	0	16,816
Ki Sang Chung	Director of related company	2002.12.04	Common	30,000	0	30,000	0	16,816

Grantee	Relationship	Grant date	Type of stock	No. of granted options	Exercised options	Cancelled options	Exercisable options	Closing Price
Ki Joong Kim	Director of related company	2002.12.04	Common	15,000	0	15,000	0	16,816
Kwang Suh Koo	Director of related company	2002.12.04	Common	15,000	0	15,000	0	16,816
In Kee Baek	Director of related company	2002.12.04		30,000	28,500	1,500	0	16,816
Seung Yang Han	Director of related company	2002.12.04		15,000	0	15,000	0	16,816
Keun Soo Yook	Director of related company	2002.12.04		15,000	0	15,000	0	16,816
Ki Jong Chung	Director of related company	2002.12.04	Common	5,000	4,750	250	0	16,816
Hun Il Nam	Director of related company	2002.12.04	Common	30,000	10,500	1,500	18,000	16,816
Young Soo Kim	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	16,816
Jin Ho Yoon	Director of related company	2002.12.04	Common	20,000	19,000	1,000	0	16,816
Seok Koo Yoon	Director of related company	2002.12.04	Common	15,000	5,250	750	9,000	16,816
Ji Yeon Joo	Director of related company	2002.12.04	Common	15,000	14,250	750	0	16,816
Ho Hyun Lee	Director of related company	2002.12.04	Common	20,000	19,000	1,000	0	16,816
Chan Kook Chung	Director of related company	2002.12.04	Common	15,000	14,250	750	0	16,816
Duk Yoon Kim	Director of related company	2002.12.04	Common	15,000	12,250	750	2,000	16,816
Young Wook Kim	Director of related company	2002.12.04	Common	15,000	9,250	750	5,000	16,816
Dae Kyu Ko	Director of related company	2002.12.04	Common	15,000	10,250	750	4,000	16,816
Total	—	—	—	1,560,000	959,000	420,000	181,000	—

1.	Cancelled options reflect the deductions as stipulated in the stock option agreement for failure to meet the substandard and below loan ratio target.

2.	Exercise period: December 5, 2005 to December 4, 2008

3.	Exercise Price:

60% of granted = 11,921 Won {6,800* (1 + Rate of return of the banking industry index)}

40% of granted = 6,800 Won

2.	Related Companies

3.	Investments in Other Companies

As of March 31, 2008	(units: thousands of shares, millions of Won, %)

Type	Name	Beginning Balance			Changes[1]		Ending Bal.			Latest Net Income [2]		Note (Equity Method Gain/Loss)
		Quantity	Share	Cost	Quantity	Cost	Quantity	Share	Cost
DOMESTIC	Woori Bank	635,957	100.0	12,196,954	—	167,071	635,957	100.0	12,364,025	1,777,423	[3]	447,457
	Kwangju Bank	44,080	99.9	726,256	—	48,309	44,080	99.9	774,565	112,651		40,466
	Kyongnam Bank	51,800	99.9	923,555	—	70,760	51,800	99.9	994,315	160,974		68,298
	Woori Finance Info Sys.	900	100.0	10,080	—	(2,547)	900	100.0	7,533	261		(2,547)
	Woori F&I	2,000	100.0	144,746	—	(13,975)	2,000	100.0	130,771	40,349		5,918
	Woori 3rd SPC	2	100.0	1,885	—	4,023	2	100.0	5,908	(141)		(35)
	Woori Investment & Securities	46,325	35.0	735,983	—	26,648	46,325	35.0	762,631	213,765		30,325
	Woori CS Asset Management	4,663	70.0	49,895	—	2,448	4,663	70.0	52,343	13,179		2,448
	Woori Private Equity	2,000	100.0	11,949		478	2,000	100.0	12,427	1,856		445
	Woori Financial	8,500	50.1	261,408	—	(11,945)	8,500	50.1	249,463	745		(8,913)
	Foreign	—	—	—	—	—	—	—	—	—		—
	Total	796,227		15,062,711	—	291,271	796,227	—	15,353,981	2,321,062		583,862

1.	The changes in quantity and cost are calculated from the increase or decrease under the equity method.
2.	The latest net income is for the fiscal year ended December 31, 2007, except for Woori Credit Suisse Asset Management and Woori Investment & Securities for which the latest net income is for the fiscal year ended March 31, 2007. Woori Financial’s net income is calculated on a post-acquisition basis.
3.	The beginning balance for Woori Bank changed due to the restatement of its financial statements.
-	The figures have been adjusted to reflect our adoption of Statements of Korea Accounting Standard No. 15 (“Equity method accounting”).
-	The figures for fiscal year 2007 have been adjusted to take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.

VI.	Stock Information

1.	Stock Distribution

a.	Stock Information of the Largest Shareholder and Specially-Related Parties

As of March 31, 2008							(units: shares, %)
Name	Relation	Type	Shares Held						Reasons Behind Change
			Beginning balance		(+)	(-)	Ending balance
			Stock	Share			Stock	Share
KDIC	Largest S/H	Common	588,158,609	72.97	—	—	588,158,609	72.97	—
		Common	588,158,609	72.97	—	—	588,158,609	72.97
Total		Preferred	—	—	—	—	—	—	—
		Total	588,158,609	72.97	—	—	588,158,609	72.97

b.	Share Ownership of More Than 5%

As of March 31, 2008					(units: shares, %)
No.	Name	Common Stock		Preferred Stock		Total
		No. of shares	%	No. of shares	%	No. of shares	%
1	KDIC	588,158,609	72.97	—	—	588,158,609	72.97
Total		588,158,609	72.97	—	—	588,158,609	72.97

c.	Shareholder Distribution

As of December 31, 2007
Items	Shareholder number	Ratio(%)	Number of shares	Ratio(%)
Total Minority Shareholders	56,271	99.99	198,688,575	24.65
Minority Shareholders (Companies)	1,242	2.21	165,459,649	20.53
Minority Shareholders (Individual)	55,029	97.79	33,228,926	4.12
Largest Shareholders, etc.	1	—	588,158,609	72.97
Main Shareholders	—	—	—	—
Total Other Shareholders	2	—	19,168,156	2.38
Others Shareholders (Companies)	1	—	19,155,960	2.38
Others Shareholders (Individuals)	—	—	—	—
Others	1	—	12,196	—
Total	56,274	100.0	806,015,340	100.0

2.	Stock Price and Stock Market Performance for the Past Six Months

a.	Domestic Stock Market

	(units: Won, shares)
Period	October	November	December	January	February	March
Common stock
High	22,000	18,750	19,850	19,200	17,950	17,250
Low	18,850	16,500	17,150	17,150	17,050	15,600
Monthly Trade Volume	83,633,748	98,992,913	70,877,118	71,283,825	37,965,025	56,656,540

b.	Foreign Stock Market (NYSE)

				(units: US Dollars, ADR)
Period	October	November	December	January	February	March
ADR
High	74.48	60.45	62.45	62.04	57.45	53.00
Low	61.00	51.71	53.58	54.09	53.34	46.97
Monthly Trade Volume	247,100	316,100	511,600	264,100	123,100	87,100

VII.	Directors and Employee Information

1.	Directors

Position		Name	Common Stocks Owned (As of Mar. 31, 2008)	Note
Chairman and CEO	Registered	Byongwon Bahk	1,660
Senior Managing Director	Non-Registered	Kyung Dong Kim	—	Mr. Kim was newly appointed on April 10, 2008
Senior Managing Director	Non-Registered	Seong Mok Park	—
Senior Managing Director	Non-Registered	Dongil Kim	—
Non-standing Director	Registered	Pyoung Wan Har	1,000
Non-standing Director	Registered	Kwang-Dong Kim	160
Non-standing Director	Registered	Bong-Soo Park	870
Non-standing Director	Registered	Inbong Ha	1,220
Non-standing Director	Registered	Min Joon Bang	—	Mr. Bang was newly appointed on March 28, 2008
Non-standing Director	Registered	Hi Taek Shin	—	Mr. Shin was newly appointed on March 28, 2008
Non-standing Director	Registered	Myoung-Soo Choi	—

ø	Mr. Min Joon Bang and Mr. Hi Taek Shin were newly appointed as non-standing directors at the general shareholder’s meeting on Mar. 28, 2008

2.	Employee Status

As of March 31, 2008					(units: persons, thousands of Won)
Items	Staff				Average Tenure Years	Quarterly Compensation	Average Compensation Per Person	Note
	Admin.	Manu.	Misc.	Total
Male	80	—	1	81	2 years and 8 months	1,173,922	14,492	—
Female	9	—	9	18	3 years and 7 months	126,984	7,054	—
Total	89	—	10	99	2 years and 9 months	1,300,906	13,140	—

3.	Labor Union Membership

Items	Details	Remarks
Total Membership Base	Deputy Director and below
Actual Members	21
Full-time Members	—
Associated Labor Union Group	—
Miscellaneous	—

4.	Number of Professional Personnel

Items	Number	Responsibilities	Remarks
CPA	3	Financial accounting

VIII.	Related Party Transactions

1.	Transactions with Affiliated Parties

a.	Capital Contribution Transactions

(units: shares)

	Relation	Capital Contributions and Share Disposals
		Type of Shares	Transactions				Notes
Name			Beginning	Increase	Decrease	Ending
Woori Bank	Subsidiary	Common stock	635,956,580	—	—	635,956,580
Kwangju Bank	Subsidiary	Common stock	44,080,000	—	—	44,080,000
Kyongnam Bank	Subsidiary	Common stock	51,800,000	—	—	51,800,000
Woori Finance Info Sys.	Subsidiary	Common Stock	900,000	—	—	900,000
Woori F&I	Subsidiary	Common Stock	2,000,000	—	—	2,000,000
Woori Third Asset Securitization Specialty	Subsidiary	Invested Shares	2,000	—	—	2,000
Woori Investment & Securities (formerly known as LG Investment & Securities)	Subsidiary	Common Stock	46,324,981	—	—	46,324,981
Woori CS Asset Management (formerly known as LG Investment Trust Management)	Subsidiary	Common Stock	4,663,400	—	—	4,663,400
Woori Private Equity	Subsidiary	Common Stock	2,000,000			2,000,000
Woori Financial	Subsidiary	Common Stock	8,499,955	—	—	8,499,955
Total			796,226,916	—	—	796,226,916

Note: On March 19, 2008, the board of directors of Woori Finance Holdings passed a resolution to participate in the capital increases of Kwangju Bank and Kyongnam Bank, the timing of which has been decided by the respective boards of directors of Kwangju Bank and Kyongnam Bank.

EXHIBIT A

FINANCIAL STATEMENTS

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007

AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Audit.Tax.Consulting.Financial Advisory.

Independent Accountants’ Review Report

English Translation of a Report Originally Issued in Korean

To the Board of Directors and Shareholders of

Woori Finance Holdings Co., Ltd.:

We have reviewed the accompanying non-consolidated balance sheet of Woori Finance Holdings Co., Ltd. (the “Company”) as of March 31, 2008 and the related non-consolidated income statements, changes in shareholders’ equity and cash flows for the three months ended March 31, 2008 and 2007, all expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews.

We conducted our reviews in accordance with standards for review of interim financial statement in the Republic of Korea. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea (See Note 2).

We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the non-consolidated balance sheet of the Company as of December 31, 2007 and the related non-consolidated statements of income, appropriations of retained earnings, changes in shareholders’ equity and cash flows for the year then ended (not presented herein) and in our report dated March 7, 2008, we expressed an unqualified opinion on those non-consolidated financial statements. The accompanying balance sheet as of December 31, 2007, which is comparatively presented, does not differ in material respects from such audited non-consolidated balance sheet except the effect stated in Note 2.

Our reviews also comprehended the translation of the Korean won amounts into U.S. dollar amounts and nothing has come to our attention that cause us to believe that such translation has not been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside of Korea.

Accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, cash flows or changes in shareholders’ equity in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

May 9, 2008

Notice to Readers

This report is effective as of May 9, 2008, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between the accountants’ review report date and the time the accountants’ review report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the accountants’ review report.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2008 AND DECEMBER 31, 2007

	Korean won				Translation into U.S. dollars (Note 2)
	2008		2007		2008		2007
	(In millions)				(In thousands)
ASSETS
Cash and bank deposits (Notes 14 and 16)	(Won)	221,850	(Won)	32,502	US$	223,707	US$	32,774
Investment securities accounted for using the equity method of accounting (Notes 3 and 14)		15,353,981		15,062,711		15,482,486		15,188,778
Fixed assets (Note 4)		385		438		388		442
Other assets (Notes 5 and 16)		92,151		96,005		92,922		96,808

	(Won)	15,668,367	(Won)	15,191,656	US$	15,799,503	US$	15,318,802

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Debentures, net of discounts (Notes 6 and 14)	(Won)	2,117,020	(Won)	2,116,679	US$	2,134,738	US$	2,134,394
Other liabilities (Notes 8 and 16)		213,748		12,609		215,537		12,715

		2,330,768		2,129,288		2,350,275		2,147,109

SHAREHOLDERS’ EQUITY
Common stock (Note 9)		4,030,077		4,030,077		4,063,807		4,063,807
Capital surplus (Note 3)		187,887		187,554		189,459		189,123
Capital adjustments (Notes 3 and 9)		(55,942)		(55,813)		(56,410)		(56,280)
Accumulated other comprehensive income (Notes 3 and 18)		1,769,501		1,842,301		1,784,311		1,857,720
Retained earnings:
Legal reserve		783,301		580,181		789,857		585,037
Voluntary reserve		6,160,000		4,530,000		6,211,556		4,567,914
Retained earnings before appropriations (Notes 3 and 9)		462,775		1,948,068		466,648		1,964,372

		7,406,076		7,058,249		7,468,061		7,117,323

		13,337,599		13,062,368		13,449,228		13,171,693

	(Won)	15,668,367	(Won)	15,191,656	US$	15,799,503	US$	15,318,802

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED INCOME STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007

	Korean won				Translation into U.S. dollars (Note 2)
	2008		2007		2008		2007
	(In millions, except for income per share data)				(In thousands, except for income per share data)
OPERATING REVENUE
Gain on valuation using the equity method of accounting (Notes 3 and 15)	(Won)	595,358	(Won)	914,759	US$	600,341	US$	922,415
Interest income (Note 16)		321		1,498		324		1,511
Reversal of allowance for doubtful accounts		—		176		—		177

		595,679		916,433		600,665		924,103

OPERATING EXPENSES
Loss on valuation using the equity method of accounting (Notes 3 and 15)		11,496		155		11,592		156
Interest expense		29,101		23,000		29,345		23,192
Fees (Note 16)		2,156		761		2,174		768
General and administrative (Notes 13 and 16)		5,181		5,555		5,224		5,602

		47,934		29,471		48,335		29,718

OPERATING INCOME		547,745		886,962		552,330		894,385
NON-OPERATING INCOME		43		65		43		66
NON-OPERATING EXPENSES		1,513		5		1,526		5

INCOME BEFORE INCOME TAX		546,275		887,022		550,847		894,446
INCOME TAX EXPENSE (Note 11)		—		—		—		—

NET INCOME	(Won)	546,275	(Won)	887,022	US$	550,847	US$	894,446

BASIC NET INCOME PER COMMON SHARE (Note 17)	(Won)	678	(Won)	1,101	US$	0.68	US$	1.11

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007

Korean won	Common stock		Capital surplus		Capital adjustments		Accumulated other comprehensive income		Retained earnings		Total
	(In millions)
January 1, 2007 (Reported)	(Won)	4,030,077	(Won)	84,488	(Won)	(19)	(Won)	2,220,981	(Won)	5,597,546	(Won)	11,933,073
The cumulative effect of changes in accounting policy		—		103,467		(55,835)		(47,632)		—		—

January 1, 2007 (Adjusted)		4,030,077		187,955		(55,854)		2,173,349		5,597,546		11,933,073
Net income		—		—		—		—		887,022		887,022
Dividend		—		—		—		—		(483,608)		(483,608)
Valuation using the equity method on subsidiaries		—		3		—		(428,308)		339		(427,966)

March 31, 2007	(Won)	4,030,077	(Won)	187,958	(Won)	(55,854)	(Won)	1,745,041	(Won)	6,001,299	(Won)	11,908,521

January 1, 2008 (Reported)	(Won)	4,030,077	(Won)	84,488	(Won)	(19)	(Won)	1,891,648	(Won)	7,145,883	(Won)	13,152,077
The cumulative effect of changes in accounting policy		—		103,066		(55,794)		(49,347)		(87,634)		(89,709)

January 1, 2008 (Adjusted)		4,030,077		187,554		(55,813)		1,842,301		7,058,249		13,062,368
Net income		—		—		—		—		546,275		546,275
Dividend		—		—		—		—		(201,503)		(201,503)
Valuation using the equity method on subsidiaries		—		333		(129)		(72,800)		3,055		(69,541)

March 31, 2008	(Won)	4,030,077	(Won)	187,887	(Won)	(55,942)	(Won)	1,769,501	(Won)	7,406,076	(Won)	13,337,599

(Continued)

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CHANGES IN

SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007

Translation into U.S. dollars (Note 2)	Common stock		Capital surplus		Capital adjustments		Accumulated other comprehensive income		Retained earnings		Total
	(In thousands)
January 1, 2007 (Reported)	US$	4,063,807	US$	85,195	US$	(19)	US$	2,239,569	US$	5,644,394	US$	12,032,946
The cumulative effect of changes in accounting policy		—		104,333		(56,302)		(48,031)		—		—

January 1, 2007 (Adjusted)		4,063,807		189,528		(56,321)		2,191,538		5,644,394		12,032,946
Net income		—		—		—		—		894,446		894,446
Dividend		—		—		—		—		(487,655)		(487,655)
Valuation using the equity method on subsidiaries		—		3		—		(431,893)		343		(431,547)

March 31, 2007	US$	4,063,807	US$	189,531	US$	(56,321)	US$	1,759,645	US$	6,051,528	US$	12,008,190

January 1, 2008 (Reported)	US$	4,063,807	US$	85,195	US$	(19)	US$	1,907,480	US$	7,205,690	US$	13,262,153
The cumulative effect of changes in accounting policy		—		103,928		(56,261)		(49,760)		(88,367)		(90,460)

January 1, 2008 (Adjusted)		4,063,807		189,123		(56,280)		1,857,720		7,117,323		13,171,693
Net income		—		—		—		—		550,847		550,847
Dividend		—		—		—		—		(203,189)		(203,189)
Valuation using the equity method on subsidiaries		—		336		(130)		(73,409)		3,080		(70,123)

March 31, 2008	US$	4,063,807	US$	189,459	US$	(56,410)	US$	1,784,311	US$	7,468,061	US$	13,449,228

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007

	Korean won				Translation into U.S. dollars (Note 2)
	2008		2007		2008		2007
	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	(Won)	546,275	(Won)	887,022	US$	550,847	US$	894,446
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on valuation using the equity method of accounting		11,496		155		11,592		156
Interest expense (amortization of discounts on debentures)		341		302		344		305
Provision for severance benefits		159		154		160		155
Depreciation		55		72		56		73
Amortization		3		3		3		3
Stock-based Compensation		—		136		—		137
Gain on valuation using the equity method of accounting		(595,358)		(914,759)		(600,341)		(922,415)
Reversal of allowance for doubtful accounts		—		(176)		—		(177)

		(583,304)		(914,113)		(588,186)		(921,763)

Changes in operating assets and liabilities:
Decrease in other receivable		200		136		202		136
Decrease in accrued income		352		148		355		149
Increase in prepaid expenses		(246)		(68)		(248)		(69)
Increase in advance payments		(7,843)		—		(7,909)		—
Increase in income tax refund receivables		(62)		—		(63)		—
Retirement benefits payment		(37)		(386)		(37)		(389)
Decrease in employee retirement insurance deposit		136		184		137		186
Increase (decrease) in other payables		93		(38)		94		(38)
Decrease in accrued expenses		(712)		(511)		(718)		(515)
Increase (decrease) in withholdings		(3)		180		(3)		181
Dividends on investment securities accounted for the equity method		220,501		469,942		222,347		473,875

		212,379		469,587		214,157		473,517

Net cash provided by operating activities		175,350		442,496		176,818		446,199

(Continued)

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007

	Korean won				Translation into U.S. dollars (Note 2)
	2008		2007		2008		2007
	(In millions)				(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Collection of loans	(Won)	—	(Won)	35,000	US$	—	US$	35,293
Collection of guarantee deposits		14,000				14,117		—
Acquisition of fixed assets		(2)		(3)		(2)		(3)
Acquisition of intangible assets		—		(1)		—		(1)

Net cash provided by investing activities		13,998		34,996		14,115		35,289

CASH FLOWS FROM FINANCING ACTIVITIES		—		—		—		—

		—		—		—		—

NET INCREASE IN CASH AND BANK DEPOSITS		189,348		477,492		190,933		481,488
CASH AND BANK DEPOSITS, BEGINNING OF THE PERIOD		32,502		89,724		32,774		90,475

CASH AND BANK DEPOSITS, END OF THE PERIOD	(Won)	221,850	(Won)	567,216	US$	223,707	US$	571,963

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007

1.	GENERAL

(1)	Woori Finance Holdings Co., Ltd.

Woori Finance Holdings Co., Ltd. (the “Company”) was incorporated on March 27, 2001, to engage in the business of managing the following five financial institutions; Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Credit Card Co., Ltd. (formerly Peace Bank of Korea and merged into Woori Bank on March 31, 2004) and Woori Investment Bank (merged into Woori Bank on July 31, 2003), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. As a result of its functional restructuring, the Company owns 10 subsidiaries and 24 2nd-tier subsidiaries as of March 31, 2008.

Upon incorporation, the Company’s stock amounted to (Won)3,637,293 million, consisting of 727,458,609 common shares ((Won)5,000 per share) issued and outstanding. As a result of several capital increases, exercise of warrants and conversion rights since incorporation, as of March 31, 2008, the Company’s stock amounted to (Won)4,030,077 million, consisting of 806,015,340 common shares issued and outstanding of which the KDIC owns 588,158,609 shares (72.97%).

On June 24, 2002, the Company listed its common shares on the Korea Exchange. On September 29, 2003, the Company was registered with the Securities and Exchange Commission in the United States of America and listed its American Depositary Shares on the New York Stock Exchange.

(2)	The structure of the Company and its significant subsidiaries as of March 31, 2008 and December 31, 2007 is as follows:

		2008		2007
Parent companies	Subsidiaries	Number of shares owned	Percentage of ownership (%)	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Woori Finance Holdings Co., Ltd.	Woori Bank	635,956,580	100.0	635,956,580	100.0	Mar. 31
"	Kyongnam Bank	51,800,000	99.9	51,800,000	99.9	Mar. 31
"	Kwangju Bank	44,080,000	99.9	44,080,000	99.9	Mar. 31
"	Woori Finance Information System Co., Ltd.	900,000	100.0	900,000	100.0	Mar. 31
"	Woori F&I Co., Ltd.	2,000,000	100.0	2,000,000	100.0	Mar. 31
"	Woori Third Asset Securitization Specialty Co., Ltd.	2,000	100.0	2,000	100.0	Mar. 31
"	Woori Investment Securities Co., Ltd.	46,324,981	35.0	46,324,981	35.0	Mar. 31
"	Woori Credit Suisse Asset Management Co., Ltd.	4,663,400	70.0	4,663,400	70.0	Mar. 31
"	Woori Private Equity Co., Ltd.	2,000,000	100.0	2,000,000	100.0	Mar. 31
"	Woori Financial Co., Ltd.	8,499,955	50.1	8,499,955	50.1	Mar. 31
Woori Bank	Woori Credit Information Co., Ltd.	1,008,000	100.0	1,008,000	100.0	Mar. 31	(*3)
"	Woori America Bank	10,500,000	100.0	10,500,000	100.0	Mar. 31	(*3)
"	PT. Bank Woori Indonesia	1,618	95.2	1,618	95.2	Mar. 31	(*3)
"	Korea BTL Infrastructure Fund (*1)	—	—	24,233,666	100.0	Mar. 31
"	Woori Global Market Asia Limited	39,000,000	100.0	39,000,000	100.0	Mar. 31	(*3)
"	Woori Bank (China) Limited	—	100.0	—	100.0	Mar. 31	(*3)
"	ZAO Woori Bank	19,999,999	100.0	19,999,999	100.0	Mar. 31	(*3)

		2008		2007
Parent companies	Subsidiaries	Number of shares owned	Percentage of ownership (%)	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Woori F&I Co., Ltd.	Woori SB Asset Management Co., Ltd.	408,000	51.0	408,000	51.0	Mar. 31
"	Woori F&I Fifth Asset Securitization Specialty	182,500	100.0	182,500	100.0	Mar. 31
"	Woori F&I Sixth Asset Securitization Specialty	98,780	100.0	98,780	100.0	Mar. 31
"	Woori F&I Seventh Asset Securitization Specialty	105,300	100.0	105,300	100.0	Mar. 31
Woori Investment Securities Co., Ltd.	Woori Futures Co., Ltd.	5,000,000	100.0	5,000,000	100.0	Mar. 31
"	Woori Investment Securities Int’l Ltd.	5,788,000	100.0	5,788,000	100.0	Mar. 31	(*3)
"	Woori Investment Securities (H.K.) Ltd.	22,500,000	100.0	22,500,000	100.0	Mar. 31	(*3)
"	Woori Investment Securities America, Inc.	300	100.0	300	100.0	Mar. 31	(*3)
"	LG Investments Holding B.V. (Amsterdam) GG	1,642,398,242	100.0	1,642,398,242	100.0	Mar. 31	(*3)
"	High Technology Venture Investment	208,000	42.9	208,000	42.9	Mar. 31	(*3)
"	Global Technology Investment	592,000	50.0	592,000	50.0	Mar. 31	(*3)
"	MARS First Private Equity Fund	13,500,000	52.9	13,500,000	52.9	Mar. 31	(*3)
"	MARS Second Private Equity Fund	2,418	8.9	2,418	8.9	Mar. 31
"	Connacht Capital Market Investment	15,000,000	100.0	15,000,000	100.0	Mar. 31	(*3)
"	Woori Investment Asia Pte. Ltd.	50,000,000	100.0	50,000,000	100.0	Mar. 31	(*3)
Woori, Kyongnam & Kwangju Bank, Woori Investment Securities, Woori F&I & Woori PE	Woori Private Equity Fund (*2)	128,691	61.0	128,296	61.0	Mar. 31
Woori Private Equity Fund	Kumho Investment Bank	7,100,000	41.4	7,100,000	41.4	Dec. 31	(*3)
"	Woori EL, Ltd.	3,000	100.0	3,000	100.0	Mar. 31

(*1)	Due to the amendment to Enforcement Decree of the Act on External Audit of Corporations, Korea BTL Infrastructure Fund was excluded from consolidation and accounted for using the equity method for the three months ended March 31, 2008.
(*2)	Since total value of Woori Private Equity Fund’s assets as of December 31, 2007 exceeded (Won)7 billion, it has been included in the consolidation scope of the Company.
(*3)	The financial statements as of the fiscal date are not reviewed.

(3)	General information pertaining to the Company’s subsidiaries as of March 31, 2008 does not differ materially from that as of December 31, 2007.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, cash flows or changes in shareholders’ equity, is not presented in the accompanying financial statements.

The accompanying financial statements are stated in Korean Won, the currency of the country in which the Company is incorporated and operates. The translation of Korean Won amounts into U.S. dollar amounts is included solely for the convenience of readers outside of the Republic of Korea and has been made at the rate of (Won)991.7 to US$ 1.00 at March 31, 2008, the Base Rate announced by Seoul Money Brokerage Service, Ltd. Such translations should not be construed as representations that the Korean Won amounts could be converted into U.S. dollars at that or any other rate.

The accounting policies, which have been adopted in preparing the accompanying non-consolidated financial statements, do not differ materially from those used in preparing the non-consolidated financial statements for the year ended December 31, 2007 except for the following:

a.	Adoption of new statements of Korea accounting standards (“SKAS”)

Korea Accounting Standards Board (“KASB”) has been issuing new accounting standards that replaces the existing Korea Financial Accounting Standards (“KFAS”) and has issued SKASs No.1 to No.25. The Company had adopted SKASs No.1 to No.25 before the beginning of the 2008. No SKASs have been newly adopted for the three months ended March 31, 2008.

Significant SKASs amended are summarized below.

1) Amendment to SKAS No.15 “Investments in Associates”

Amended SKAS No. 15 “Investments in Associates” requires that net income or loss and net assets on separate financial statements of a parent company equal to the investor’s share of those on consolidated financial statements unless the carrying amount of an investment in an associate falls below zero as a result of reflecting the associate’s losses. In addition, investment differences arisen from additional acquisition, disposes and capital contribution with consideration of the subsidiary shall be included in capital surplus or capital adjustments. As a result of this amendment, capital surplus and retained earnings increased by (Won)103,066 million and (Won)590 million, respectively, and capital adjustments and accumulated other comprehensive income decreased by (Won)55,794 million and (Won)49,346 million, respectively, for the year ended December 31, 2007.

b.	Amendment to Interpretation for Derivatives

Woori Bank recorded credit derivatives sold as confirmed acceptances and guarantees for the year ended December 31, 2007, but as the Interpretation for Derivatives has been amended for the three months ended March 31, 2008, Woori Bank has changed its accounting policy and a portion of credit derivatives sold is stated at fair value. Due to the change of Woori Bank’s accounting policy, the Company adjusted financial statements for the prior period retroactively and investment securities accounted for using the equity method of accounting and gain on valuation using the equity method of accounting decreased by (Won)88,224 million, respectively, for the year ended December 31, 2007.

3.	INVESTMENT SECURITIES ACCOUNTED FOR USING THE EQUITY METHOD OF ACCOUNTING

(1)	Changes in investment securities accounted for using the equity method of accounting for the three months ended March 31, 2008 and the year ended December 31, 2007 are as follows (Korean won in millions):

<2008>	Jan. 1, 2008		Gain (loss) on valuation using the equity method		Other comprehensive income		Dividends		Other increase (decrease)		Mar. 31, 2008
Woori Bank	(Won)	(*1)12,196,954	(Won)	447,457	(Won)	(83,205)	(Won)	(200,326)	(Won)	3,145	(Won)	12,364,025
Kyongnam Bank		923,555		68,298		2,465		—		(3)		994,315
Kwangju Bank		726,256		40,466		7,811		—		32		774,565
WFIS		10,080		(2,547)		—		—		—		7,533
Woori F&I		144,746		5,918		282		(20,174)		(1)		130,771
Woori 3rd SPC		1,885		(35)		4,058		—		—		5,908
Woori Investment Securities		735,983		30,325		(3,669)		—		(8)		762,631
Woori CS		49,895		2,448		—		—		—		52,343
Woori PE		11,949		445		35		—		(2)		12,427
Woori Financial		261,408		(8,913)		(577)		(2,550)		95		249,463

	(Won)	15,062,711	(Won)	583,862	(Won)	(72,800)	(Won)	(223,050)	(Won)	3,258	(Won)	15,353,981

<2007>	Jan. 1, 2007		Gain (loss) on valuation using the equity method		Other comprehensive income		Dividends		Other increase (decrease)		Dec. 31, 2007
Woori Bank	(Won)	11,297,882	(Won)	1,640,365	(Won)	(320,585)	(Won)	(424,818)	(Won)	4,11 0	(Won)	(*1)12,196,954
Kyongnam Bank		794,984		161,933		(2,384)		(30,976)		(2)		923,555
Kwangju Bank		630,995		115,542		(2,653)		(18,029)		401		726,256
WFIS		11,245		937		—		(2,250)		148		10,080
Woori F&I		124,874		40,001		(6,367)		(14,146)		384		144,746
Woori 3rd SPC		24,317		(140)		(22,431)		—		139		1,885
Woori Investment Securities		649,355		97,977		23,396		(34,744)		(1)		735,983
Woori CS		47,655		10,639		(5)		(8,394)		—		49,895
Woori PE		10,106		1,856		(12)		—		(1)		11,949
Woori Financial		—		(9,017)		(1,123)		—		271,548		261,408

	(Won)	13,591,413	(Won)	2,060,093	(Won)	(332,164)	(Won)	(533,357)	(Won)	276,726	(Won)	15,062,711

(*1)	Investment securities accounted for using the equity method of accounting for the year ended December 31, 2007 has been changed as a result of adjustment of Woori Bank’s financial statements for prior period in Note 2.

(2)	The details of other increase (decrease) for the three months ended March 31, 2008 and the year ended December 31, 2007 are as follows (Korean won in millions):

<2008>	Capital surplus		Capital adjustment		Retained earnings		Total
Woori Bank	(Won)	228	(Won)	(103)	(Won)	3,020	(Won)	3,145
Kyongnam Bank		18		(21)		—		(3)
Kwangju Bank		18		(21)		35		32
Woori F&I		9		(10)		—		(1)
Woori Investment Securities		44		(52)		—		(8)
Woori PE		16		(18)		—		(2)
Woori Financial		—		95		—		95

	(Won)	333	(Won)	(130)	(Won)	3,055	(Won)	3,258

<2007>	Capital surplus		Capital adjustment		Retained earnings		Acquisition/ Others		Total
Woori Bank	(Won)	357	(Won)	—	(Won)	753	(Won)	3,000	(Won)	4,110
Kyongnam Bank		—		—		(2)		—		(2)
Kwangju Bank		—		—		—		401		401
WFIS		—		—		—		148		148
Woori F&I		—		—		—		384		384
Woori 3rd SPC		—		—		—		139		139
Woori Investment Securities		(1)		—		—		—		(1)
Woori PE		—		—		(1)		—		(1)
Woori Financial		357		42		—		271,149		271,548

	(Won)	713	(Won)	42	(Won)	750	(Won)	275,221	(Won)	276,726

(3)	The details of changes in the difference between the acquisition cost and the proportionate net asset value on the acquisition date for the three months ended March 31, 2008 and the year ended December 31, 2007 are as follows (Unit: Korean won in millions):

	Jan. 1, 2008		Amortization		Mar. 31, 2008
Woori F&I	(Won)	66	(Won)	1	(Won)	65
Woori Investment Securities		(2,355)		(50)		(2,305)
Woori Financial		182,544		9,608		172,936

	(Won)	180,255	(Won)	9,559	(Won)	170,696

	Jan. 1, 2007		Acquisition		Amortization		Dec. 31, 2007
Woori F&I	(Won)	70	(Won)	—	(Won)	4	(Won)	66
Woori Investment Securities		(2,494)		—		(139)		(2,355)
Woori Financial		—		192,152		9,608		182,544

	(Won)	(2,424)	(Won)	192,152	(Won)	9,473	(Won)	180,255

(4)	The details of unrealized gain (loss) from transactions among subsidiaries for the three months ended March 31, 2008 are as follows (Korean won in millions):

	Jan. 1, 2008		Realized		Incurred		Mar. 31, 2008
Woori Bank	(Won)	(12,349)	(Won)	1,049	(Won)	(2,966)	(Won)	(14,266)
Kyongnam Bank		102		—		—		102
Kwangju Bank		10,306		(4,828)		—		5,478
WFIS		2,401		152		—		2,553
Woori F&I		(634)		—		—		(634)
Woori 3rd SPC		(139)		—		—		(139)
Woori Investment Securities		(129)		10		—		(119)

	(Won)	(442)	(Won)	(3,617)	(Won)	(2,966)	(Won)	(7,025)

(5)	The market value of Woori Investment Securities and Woori Financial are (Won)972,825 million ((Won)21,000 per share) and (Won)100,724 million ((Won)11,850 per share), respectively, as of March 31, 2008.

4.	FIXED ASSETS AND INTANGIBLE ASSETS

(1)	Changes in fixed assets for the three months ended March 31, 2008 and the year ended December 31, 2007 are as follows (Korean won in millions):

	Jan. 1, 2008		Acquisition		Disposition		Depreciation		Mar. 31, 2008
Furniture and equipment	(Won)	353	(Won)	2	(Won)	—	(Won)	49	(Won)	306
Leasehold improvements		58		—		—		6		52
Others		27		—		—		—		27

	(Won)	438	(Won)	2	(Won)	—	(Won)	55	(Won)	385

	Jan. 1, 2007		Acquisition		Disposition		Depreciation		Dec. 31, 2007
Furniture and equipment	(Won)	596	(Won)	39	(Won)	—	(Won)	282	(Won)	353
Leasehold improvements		34		43		—		19		58
Others		—		27		—		—		27

	(Won)	630	(Won)	109	(Won)	—	(Won)	301	(Won)	438

(2)	Changes in intangible assets for the three months ended March 31, 2008 and the year ended December 31, 2007 are as follows (Korean won in millions):

	Jan. 1, 2008		Acquisition		Amortization		Mar. 31, 2008
Software	(Won)	2	(Won)	—	(Won)	1	(Won)	1
Industrial property rights		18		—		2		16

	(Won)	20	(Won)	—	(Won)	3	(Won)	17

	Jan. 1, 2007		Acquisition		Amortization		Dec. 31, 2007
Software	(Won)	3	(Won)	—	(Won)	1	(Won)	2
Industrial property rights		27		2		11		18

	(Won)	30	(Won)	2	(Won)	12	(Won)	20

As of March 31, 2008 and December 31, 2007, accumulated amortization of software amounted to (Won)33 million and (Won)32 million, respectively, and accumulated amortization of industrial property rights amounted to (Won)71 million and (Won)69 million, respectively.

5.	OTHER ASSETS

Other assets as of March 31, 2008 and December 31, 2007 are as follows (Korean won in millions):

	2008		2007
Guarantee deposits (Note 16)	(Won)	26,019	(Won)	40,019
Other receivables (Notes 10 and 16)		769		969
Dividend receivables		56,419		53,869
Accrued income (Note 16)		20		372
Prepaid expenses		430		184
Advance payments		7,843		—
Income tax refund receivables		634		572
Intangible assets (Note 4)		17		20

	(Won)	92,151	(Won)	96,005

6.	DEBENTURES

Debentures in local currency as of March 31, 2008 and December 31, 2007 are as follows (Korean won in millions):

	Issuance date	Annual interest rate (%)	Maturity	2008		2007

The 10th bonds	Dec. 16, 2003	5.92	Dec. 16, 2008	(Won)	300,000	(Won)	300,000
The 11th bonds	Jun. 18, 2004	5.05	Jun. 18, 2009		370,000		370,000
The 12th bonds	Jul. 26, 2004	4.84	Jul. 26, 2009		230,000		230,000
The 15th bonds	Jun. 21, 2005	4.31	Jun. 21, 2010		250,000		250,000
The 16th bonds	Sep. 28, 2005	5.10	Sep. 28, 2008		200,000		200,000
The 18-1st bonds	Aug. 30, 2007	5.71	Aug. 30, 2010		250,000		250,000
The 18-2nd bonds	Aug. 30, 2007	5.79	Aug. 30, 2012		250,000		250,000
The 19-1st bonds	Dec. 6, 2007	6.63	Dec. 6, 2010		130,000		130,000
The 19-2nd bonds	Dec. 6, 2007	6.63	Dec. 6, 2010		140,000		140,000

					2,120,000		2,120,000
Less: discounts					(2,980)		(3,321)

				(Won)	2,117,020	(Won)	2,116,679

(*)	All Debentures above are in terms of bullet repayment.

7.	ACCRUED SEVERANCE BENEFITS

Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with the Company. The accrued severance benefits that would be payable assuming all eligible employees and directors were to terminate amounted to (Won)1,614 million and (Won)1,492 million as of March 31, 2008 and December 31, 2007, respectively.

The details of changes in the accrued severance benefits for the three months ended March 31, 2008 and the year ended December 31, 2007 are as follows (Korean won in millions):

	2008		2007
Beginning balance	(Won)	1,492	(Won)	2,363
Provision for severance benefits		159		892
Transfer from subsidiaries		—		100
Retirement indemnities payment		(37)		(1,863)

Ending balance	(Won)	1,614	(Won)	1,492

As of March 31, 2008 and December 31, 2007, the Company has deposited post-retirement pension plan assets at Woori Bank and the pension plan assets amounting to (Won)954 million and (Won)1,090million, respectively, are presented as a deduction from accrued severance benefits. As of March 31, 2008, post-retirement pension plan assets consist of time deposits and beneficiary certificates amounted to (Won)859 million and (Won)95 million.

8.	OTHER LIABILITIES

Other liabilities as of March 31, 2008 and December 31, 2007 are as follows (Korean won in millions):

	2008		2007
Accrued severance benefits (Note 7)	(Won)	1,614	(Won)	1,492
Post-retirement pension plan assets (Notes 7 and 16)		(954)		(1,090)
Other payables (Note 16)		525		432
Accrued expenses (Note 10)		10,785		11,497
Dividends payables		201,503		—
Withholdings		275		278

	(Won)	213,748	(Won)	12,609

9.	SHAREHOLDERS’ EQUITY

(1)	The authorized shares and issued shares of common stock as of March 31, 2008 and December 31, 2007 are as follows:

	2008		2007
Authorized shares of common stock		2,400,000,000		2,400,000,000
Par value	(Won)	5,000	(Won)	5,000
Issued shares of common stock		806,015,340		806,015,340

(2)	Pursuant to Article 53 of the Financial Holding Company Act, legal reserves are appropriated at no less than one tenth of net income until reaching an amount equal to the Company’s contributed capital, whenever dividends are declared.

(3)	The Company held 2,560 shares of treasury stock as of March 31, 2008 and December 31, 2007.

(4)	The changes in retained earnings from December 31, 2007 to March 31, 2008 are as follows (Korean won in millions):

	2008
Balance—December 31, 2007	(Won)	1,948,068
Appropriations:
Dividend		(201,503)
Legal reserve		(203,120)
Voluntary reserve		(1,630,000)
Increase by using the equity method of accounting		3,055
Net income for the three months ended March 31, 2008		546,275

Balance—March 31, 2008	(Won)	462,775

10.	STOCK-BASED COMPENSATION

(1)	On December 4, 2002, the Company granted stock options to 62 directors of the Company and its subsidiaries. In 2005, the exercise price of 60 percent of the total number of stock options granted was determined at (Won)11,921 based on the increase in the Korean Banking Industry Stock Index (Type A), and for the remaining 40 percent of the total number of stock options granted, of which the exercise price is (Won)6,800 per share and the number of stock options to be dependent by the Company’s management performance target levels; non-performing loans ratio, capital adequacy ratio and net income to total asset ratio by 15%, 15% and 10%, respectively (Type B) was finally decided. In addition, the Company made a resolution that the stock-based compensation will be settled by paying cash instead of issuing equity instruments. In connection with this, the Company revalued stock based compensation and recorded (Won)1,147 million of the stock-based payments as a liability as of March 31, 2008.

(2)	The summary of stock-based compensation granted as of March 31, 2008 is as follows:

	Type A		Type B
Settlement		Cash settlement		Cash settlement
Exercise price	(Won)	11,921	(Won)	6,800
Exercisable period		During the three-year period beginning after December 4, 2005
Initial granted number of rights		936,000 shares		624,000 shares
Cancelled number of rights		216,000 shares		204,000 shares
Exercised number of rights		590,000 shares		369,000 shares
Exercisable number of rights		130,000 shares		51,000 shares
Value per right	(Won)	4,895	(Won)	10,016
Stock-based compensation liabilities	(Won)	636 million	(Won)	511 million

(3)

Each subsidiary and 2nd-tier subsidiary is responsible for absorbing the respective stock-based compensation for its management. The subsidiaries and 2nd-tier subsidiary recorded the related cost as other payables amounting to (Won)712 million and the Company recorded the same amount as other receivables.

11.	INCOME TAX EXPENSE

(1)	Differences between net income before income tax and taxable loss for the three months ended March 31, 2008 and 2007 are as follows (Korean won in millions):

	2008			2007
Net income before income tax		(Won)	546,275		(Won)	887,022
Non-temporary differences:
Addition:
Entertainment expense in excess of tax limit	157			80
Donation expense in excess of tax limit	—			5

	157			85

Deduction:
Dividend income	222,796			(478,697)
Investment securities	159,253			(428,645)

	382,049		(381,892)	(907,342)		(907,257)

Temporary differences:
Addition:
Investment securities	—			4,261
Long-term receivables	196			424
Unsettled expense	2,189			2,196
Other	554			186

	2,939			7,067

Deduction:
Investment securities	(201,559)			—
Long-term accrued expenses	(312)			(560)
Other	(2,602)			(2,338)

	(204,473)		(201,534)	(2,898)		4,169

Taxable loss before donation adjustment			(37,151)			(16,066)
Excess donation expense			1,513			—

Taxable loss		(Won)	(35,638)		(Won)	(16,066)

(2)	The changes in cumulative temporary differences and tax loss carry-forwards for the three months ended March 31, 2008 and 2007 are as follows (Korean won in millions):

<2008>	Jan. 1, 2008		Decrease		Increase		Mar. 31, 2008		Deferred tax assets (liabilities)
Investment securities	(Won)	(6,080,436)	(Won)	(319,126)	(Won)	(595,358)	(Won)	(6,356,668)	(Won)	(*1)(41,811)
Accrued expenses		2,188		2,188		2,189		2,189		602
Accrued severance benefits		970		136		50		884		243
Employee retirement deposits		(970)		(136)		(50)		(884)		(243)
Depreciation		4		—		—		4		1
Long-term receivables		(908)		(196)		—		(712)		(196)
Long-term accrued expenses		1,459		312		—		1,147		315
Other comprehensive income due to the equity method of accounting		(1,992,955)		(74,673)		—		(1,918,282)		(*1)(54,043)
Gain on disposal of investments using the equity method		34,604		—		—		34,604		9,516
Accrued income		(367)		(367)		(228)		(228)		(63)

Total	(Won)	(8,036,411)	(Won)	(391,863)	(Won)	(593,397)	(Won)	(8,237,946)	(Won)	(85,679)

Tax loss carry-forwards	(Won)	262,991	(Won)	—	(Won)	35,638	(Won)	298,629	(Won)	82,122

<2007>	Jan. 1, 2007		Decrease		Increase		Mar. 31, 2007		Deferred tax assets (liabilities)
Investment securities	(Won)	(4,461,245)	(Won)	(490,715)	(Won)	(914,759)	(Won)	(4,885,289)	(Won)	(*1)(59,074)
Accrued expenses		2,153		2,153		2,196		2,196		604
Accrued severance benefits		1,418		—		186		1,604		441
Employee retirement deposits		(1,418)		—		(186)		(1,604)		(441)
Depreciation		178		—		—		178		49
Long-term receivables		(3,276)		(424)		—		(2,852)		(784)
Long-term accrued expenses		4,129		560		—		3,569		981
Other comprehensive income due to the equity method of accounting		(2,322,288)		(428,306)		—		(1,893,982)		(*1)(45,403)
Gain on disposal of investments using the equity method		34,604		—		—		34,604		9,516

Total	(Won)	(6,745,745)	(Won)	(916,732)	(Won)	(912,563)	(Won)	(6,741,576)	(Won)	(94,111)

Tax loss carry-forwards	(Won)	218,712	(Won)	—	(Won)	16,066	(Won)	234,778	(Won)	64,564

(*1)	Based on the assumption that the temporary differences in securities accounted for using the equity method of accounting would be realized by dividends.

(3)	Remaining tax loss carry-forwards and their expirations are as follows (Korean won in millions):

Year incurred	Amount (*1)		Utilized		Expiration		Remaining		Expiration Date
2001	(Won)	25,288	(Won)	—	(Won)	25,288	(Won)	—	Dec. 31, 2006
2002		13,899		—		13,899		—	Dec. 31, 2007
2003		48,398		—		—		48,398	Dec. 31, 2008
2004		22,414		—		—		22,414	Dec. 31, 2009
2005		112,068		—		—		112,068	Dec. 31, 2010
2006		22,324		—		—		22,324	Dec. 31, 2011
2007		57,787		—		—		57,787	Dec. 31, 2012
2008		35,638		—		—		35,638	Dec. 31, 2013

	(Won)	337,816	(Won)	—	(Won)	39,187	(Won)	298,629

(*1)	Adjusted based on the reported tax returns

(4)	Unless the Company sells or liquidates subsidiaries or affiliates, no income tax payments are expected under the Korean Corporate Tax Act. As the Company does not expect to pay income tax payments, no deferred tax assets or liabilities are recorded in the financial statements.

12.	STATEMENTS OF CASH FLOWS

The transactions without cash flows for the three months ended March 31, 2008 and 2007 are as follows (Korean won in millions):

Transactions	2008		2007
Changes in other comprehensive income due to the equity method of accounting	(Won)	(72,800)	(Won)	(428,308)
Changes in retained earnings due to the equity method of accounting		3,055		339
Increase in dividend receivables		2,550		—
Dividend payables		201,503		483,608

13.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the three months ended March 31, 2008 and 2007 are summarized as follows (Korean won in millions):

	2008		2007
Salaries, wages and bonuses (Note 16)	(Won)	3,110	(Won)	3,072
Provision for severance benefits (Notes 7 and 16)		159		154
Fringe benefits		342		285
Rent (Note 16)		205		583
Entertainment		205		143
Depreciation (Note 4)		55		72
Amortization (Note 4)		3		3
Taxes and dues		86		24
Advertising		6		131
Travel		106		111
Telecommunications		36		36
Service fees (Note 16)		507		542
Suppliers		31		27
Stock compensation (Note 10)		—		136
Others (Note 16)		330		236

	(Won)	5,181	(Won)	5,555

14.	FINANCIAL INFORMATION OF SUBSIDIARIES

(1)	The condensed balance sheets of subsidiaries as of March 31, 2008 are as follows (Korean won in millions):

	Total assets		Total liabilities		Total shareholders’ equity
Woori Bank	(Won)	216,197,878	(Won)	203,812,146	(Won)	12,385,732
Kyongnam Bank		19,115,460		18,123,227		992,233
Kwangju Bank		15,587,490		14,818,805		768,685
WFIS		216,365		211,533		4,832
Woori F&I		295,681		162,177		133,504
Woori 3rd SPC		59,798		53,890		5,908
Woori Investment Securities		16,840,957		14,151,754		2,689,203
Woori CS		86,731		11,955		74,776
Woori PE		1,535,826		1,237,016		298,810
Woori Financial		1,383,782		1,210,309		173,473

Total	(Won)	271,319,968	(Won)	253,792,812	(Won)	17,527,156

(2)	The condensed statements of operations of subsidiaries for the three months ended March 31, 2008 are as follows (Korean won in millions):

	Operating revenue		Operating expenses		Operating income (loss)		Income(loss) before Income tax		Net income (loss)
Woori Bank	(Won)	11,488,529	(Won)	10,925,428	(Won)	563,101	(Won)	598,358	(Won)	445,092
Kyongnam Bank		557,840		468,857		88,983		91,780		66,598
Kwangju Bank		303,550		253,175		50,375		54,858		40,624
WFIS		62,577		65,770		(3,193)		(3,134)		(2,699)
Woori F&I		14,191		8,490		5,701		8,395		5,901
Woori 3rd SPC		1		36		(35)		(35)		(35)
Woori Investments Securities		1,407,671		1,290,957		116,714		125,118		87,073
Woori CS		12,411		7,545		4,866		4,858		3,498
Woori PE		37,642		35,097		2,545		2,615		445
Woori Financial		48,459		47,100		1,359		1,347		856

	(Won)	13,932,871	(Won)	13,102,455	(Won)	830,416	(Won)	884,160	(Won)	647,353

(3)	Significant liabilities and assets of the Company and its subsidiaries as of March 31, 2008 are summarized as follows (Korean won in millions):

1)	Significant liabilities

	Deposits		Borrowings		Debentures		Total
Woori Finance Holdings	(Won)	—	(Won)	—	(Won)	2,117,020	(Won)	2,117,020
Woori Bank		124,914,789		18,129,837		30,896,579		173,941,205
Kyongnam Bank		11,844,582		2,569,586		2,107,648		16,521,816
Kwangju Bank		10,751,914		2,366,851		1,030,028		14,148,793
WFIS		—		129,000		—		129,000
Woori F&I		—		135,600		—		135,600
Woori Investment Securities		2,484,863		9,518,351		698,509		12,701,723
Woori PE		902,447		240,481		58,200		1,201,128
Woori Financial		—		343,660		718,998		1,062,658

Total	(Won)	150,898,595	(Won)	33,433,366	(Won)	37,626,982	(Won)	221,958,943

2)	Significant assets

	Cash and due from banks		Securities		Loans		Total
Woori Finance Holdings	(Won)	221,850	(Won)	15,353,981	(Won)	—	(Won)	15,575,831
Woori Bank		10,607,960		33,193,793		151,160,298		194,962,051
Kyongnam Bank		969,877		3,668,958		13,032,706		17,671,541
Kwangju Bank		981,880		4,183,558		9,954,303		15,119,741
WFIS		4,219		49		—		4,268
Woori F&I		15,546		73,902		110,445		199,893
Woori 3rd SPC		305		59,494		—		59,799
Woori Investment Securities		2,000,410		11,388,330		1,893,809		15,282,549
Woori CS		67,643		302		896		68,841
Woori PE		197,273		585,768		501,710		1,284,751
Woori Financial		5,466		11,200		1,140,452		1,157,118

	(Won)	15,072,429	(Won)	68,519,335	(Won)	177,794,619	(Won)	261,386,383

(4)	Loans subject to allowance for possible loan losses, allowance for possible loan losses and percentage of allowance to loans of each subsidiary as of March 31, 2008 are summarized as follows (Korean won in millions):

	Loans subject to allowance for possible loan losses		Allowance		Percentage of allowance to loans (%)
Woori Bank	(Won)	153,170,700	(Won)	2,010,402	1.31
Kyongnam Bank		13,188,368		155,662	1.18
Kwangju Bank		10,077,664		123,361	1.22
Woori F&I		111,002		557	0.50
Woori Investment Securities		1,976,804		82,995	4.20
Woori CS		901		5	0.55
Woori PE		511,535		9,825	1.92
Woori Financial		1,151,647		11,195	0.97

Total	(Won)	180,188,621	(Won)	2,394,002	1.33

15.	CONTRIBUTIONS TO NET INCOME BY SUBSIDIARIES

Contributions to net income of the Company by subsidiaries for the three months ended March 31, 2008 and 2007 are as follows (Korean won in millions):

	2008		Ratio (%)	2007		Ratio (%)
Woori Bank	(Won)	447,457	76.6	(Won)	804,016	87.9
Kyongnam Bank		68,298	11.7		42,278	4.6
Kwangju Bank		40,466	6.9		35,760	3.9
WFIS		(2,547)	(0.4)		(121)	—
Woori F&I		5,918	1.0		15,495	1.7
Woori 3rd SPC		(35)	—		(34)	—
Woori Investment Securities		30,325	5.2		13,620	1.5
Woori CS		2,448	0.4		3,041	0.3
Woori PE		445	0.1		549	0.1
Woori Financial		(8,914)	(1.5)

Gain on valuation using the equity method of accounting, net of loss		583,862	100.0		914,604	100.0

Other income		363			1,739
Other expenses		37,950			(29,321)

Net income	(Won)	546,275		(Won)	887,022

16.	TRANSACTIONS WITH RELATED PARTIES

(1)	Assets and liabilities from transactions with the subsidiaries as of March 31, 2008 and December 31, 2007 are as follows (Korean won in millions):

	2008		2007		Account
<Assets>
Woori Bank	(Won)	221,850	(Won)	32,502	Cash and bank deposits
		25,994		25,994	Guarantee deposits
		476		593	Other receivables
		20		372	Accrued income
		954		1,090	Post-retirement pension plan assets
WFIS		49		63	Other receivables
Woori Credit Information		54		73	Other receivables
Woori SB		132		179	Other receivables

	(Won)	249,529	(Won)	60,866

<Liabilities>
Woori Bank		162		201	Other payables
WFIS		5		—	Other payables

	(Won)	167	(Won)	201

(2)	Revenues and expenses from transactions with the subsidiaries for the three months ended March 31, 2008 and 2007 are as follows:

	2008		2007		Account
<Revenues>
Woori Bank	(Won)	268	(Won)	719	Interest income on deposits
Kyongnam Bank		—		89	Interest income on deposits
Kwangju Bank		—		90	Interest income on deposits
Woori F&I		—		599	Interest income on loans
Principal guaranteed trust accounts of Woori Bank		—		1	Interest income on deposits

	(Won)	268	(Won)	1,498

<Expenses>
Woori Bank	(Won)	159	(Won)	390	Rent
"		—		175	Other administrative expenses
Woori Investment Securities		60		—	Fees
WFIS		370		419	Service fees

	(Won)	589	(Won)	984

(3)	The Company compensated registered or non-registered directors, who have the authorities and responsibilities for the plan, management and control of the Company, operation for (Won)539 million of salaries and recorded (Won)37 million of provision for severance benefits for the three months ended March 31, 2008.

17.	EARNINGS PER COMMON SHARE

(1)	Basic net income per common share for the three months ended March 31, 2008 and 2007 are as follows (Korean won in millions, except for earnings per share data):

	2008		2007
Net income on common shares	(Won)	546,275	(Won)	887,022
Weighted average number of common shares outstanding		806,012,780		806,012,785

Basic net income per common shares	(Won)	678	(Won)	1,101

(2)	Basic net income per common share for the year ended December 31, 2007 is (Won)2,520.

18.	COMPREHENSIVE INCOME STATEMENT

Comprehensive income statement for the three months ended March 31, 2008 and 2007 are as follows (Korean won in millions):

	2008		2007
Net income	(Won)	546,275	(Won)	887,022
Valuation using the equity method on subsidiaries		(72,800)		(428,308)

Comprehensive income	(Won)	473,475	(Won)	458,714

19.	INSURANCE

As of March 31, 2008, the Company has insurance for liability of reparation of directors with Samsung Fire & Marine Insurance Co., Ltd. The insurance coverage is (Won)50,000 million.

20.	AGREEMENT ON THE IMPLEMENTATION OF A MANAGEMENT IMPROVEMENT PLAN

Since December 30, 2000, the Company’s three subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and the KDIC have entered into agreements for the implementation of management improvement plans for the banks. Under the agreements, the three subsidiaries are obligated to improve financial ratio, such as BIS capital ratio, Return on Assets (ROA), General and administrative ratio, Non-performing loan rate and adjusted operating income (AOI) per person. If the three subsidiaries fail to implement the agreements, the KDIC may command for the three subsidiaries to increase or decrease their capital, pursue mergers, assign contracts such as loans and deposits, or close or sell parts of their business operations.

Since July 2, 2001, the Company and the KDIC have entered into an agreement whereby the Company would integrate the Company’s above subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and improve the performance of the subsidiaries. The agreement stipulates that the Company should build a governance and management structure plan, implement a short-term business improvement strategy, enhance subsidiaries’ competitiveness, expedite privatization, meet the financial ratio targets, and dispose of business units in case of failure to carry out the agreement.

In order to implement the agreements of above three subsidiaries with the KDIC, on July 2, 2001, the Company and its three subsidiaries entered into agreements for the implementation of the management improvement for the three subsidiaries. Pursuant to the agreements, the three subsidiaries should meet management goals given by the Company, consult with the Company about material business decisions before execution, and prepare and implement a detailed business plan in conformity with the Company’s business strategies. If the three subsidiaries fail to implement the management improvement plan, the Company may order the three subsidiaries to limit sales of the specific financial products, investments in fixed assets, promotion of new business or new equity investment, or to close or merge their branch operations and subsidiaries.

21.	SUBSEQUENT EVENT

On April 4, 2008, the Company acquired 3,060,000 shares (51%) of LIG life Insurance Co., Ltd. at (Won)76,335 million and included it as a subsidiary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: May 16, 2008	By:	/s/ Byung-Ho Park
(Signature)
	Name:	Byung-Ho Park
	Title:	Managing Director